UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC
No Act
12-20-02

DIVISION OF
CORPORATION FINANCE

03016631

February 28, 2003

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2003

Charles W. Mulaney, Jr.
Skadden, Arps, Slate, Meagher & Flom
333 West Wacker Drive
Chicago, IL 60606-1285

Re: Wisconsin Energy Corporation
Incoming letter dated December 20, 2002

Dear Mr. Mulaney:

This is in response to your letters dated December 20, 2002 and January 10, 2003 concerning the shareholder proposal submitted to Wisconsin Energy by the New York City Pension Funds. We also have letters from the proponents dated January 2, 2003 and January 22, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 14 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William C. Thompson, Jr.
Comptroller
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-4531
Fascimile: (212) 815-8522
Jtheoba@comptroller.nyc.gov

January 22, 2003

Via Fax and Express Mail
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wisconsin Energy Corporation; Shareholder Proposal submitted by the New York City Pension Funds (the "Proposal")

To Whom It May Concern:

I write once again on behalf of the New York City Pension Funds (the "Funds") in response to the latest letter sent to the Securities and Exchange Commission (the "Commission") by Skadden, Arps, Slate, Meagher and Flom (Illinois) on behalf of Wisconsin Energy Corporation ("Wisconsin Energy" or the "Company") in connection with the above referenced matter. In that letter dated January 10, 2003, Wisconsin Energy responds to our previous letter of January 2, 2003.

It its January 10th letter, Wisconsin Energy continues to argue that the Proposal may be omitted under Rules 14a-8(i)(2), 14a-8(i)(1) and 14a-8(i)(7). Again, the Funds respectfully request that the Commission deny the relief that Wisconsin Energy seeks. The Funds are submitting this letter to respond to certain points set forth in the Company's letter; therefore, this letter does not restate the contents of, and should be read in conjunction with, our January 2nd letter.

The Company, although now apprised of its erroneous reading of the Proposal, continues to rely on its misinterpretation of the Proposal as it realizes that without such, there is no basis on which it can legally exclude the Proposal. The Company also cleverly tries to argue that in defending the Proposal from the Company's mischaracterization of it, we have recast the Proposal. We have not recast the Proposal; we have merely pointed out that the Company's reading of the Proposal is an *interpretation* that injects certain assumptions that are not found in the text of the Proposal. Specifically, the Company argues that Paragraph 1(iii) of the Proposal "deals only with shareholder votes determined by a majority of votes cast." That is correct. Paragraph 1(iii) speaks to acting on votes that receive a majority of votes cast. However, it is the Company that inserts the assumption that the shareholders would not have already approved the lowered voting requirement.

The Company argues that the Funds provided "no opinion under Wisconsin law as to the legality of the Proposal or a single reference to a Wisconsin statute or judicial decision to support its position" (letter dated January 10, 2003) as if the Funds are required to do so. Notwithstanding the fact that the Funds have no such obligation[1], it is the position of the Funds that the Wisconsin law opinion is predicated on the same misinterpretations and mischaracterizations that plague the Company's arguments.

Finally, the Company places significant weight on the fact that the Division of Corporation Finance declined to reconsider its position in *The Kroger Co.* (March 18, 2002, reconsideration denied April 22, 2002) after the proponent tried to clarify, *after the Division had already issued its response,* that the phrase "other issues of interest to the members of the shareholder committee" should not be read as broadly as the express language of the phrase would suggest. The standard language used by the Division to deny reconsideration requests, "we find no basis to reconsider our position," hardly seems a ringing endorsement of the proposition that the manner in which a company responds to majority vote proposals relates to ordinary business operations. And as we discussed in our January 2nd letter, corporate accountability to shareholders is a now significant issue in the public domain, a factor that the Division has noted many times is a consideration in determining whether a proposal will be deemed to fall outside of the scope of ordinary business operations. *See Division of Corporation Finance: Staff Legal Bulletin No. 14A* (July 12, 2002).

For the reasons set forth herein and in our January 2nd letter, the Funds respectfully submit that Wisconsin Energy's request for "no-action" relief be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Very truly yours,

Joyce A. Theobalds
Associate General Counsel

cc: Charles W. Mulaney, Jr.
Kristine A. Rappe

[1] It is the Company who bears the sole burden under 14a-8(g) to demonstrate that it may exclude the Proposal and it is the Company, according to S.E.C. Release No. 34-12999, who must furnish opinions of legal counsel to support its position.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM
(ILLINOIS)
333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606-1285
TEL: (312) 407-0700
FAX: (312) 407-0411
http://www.skadden.com

DIRECT DIAL
(312) 407-0500

AFFILIATE OFFICES
BOSTON
HOUSTON
LOS ANGELES
NEWARK
NEW YORK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

January 10, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Wisconsin Energy Corporation - NYCERS Shareholder Proposal

Ladies and Gentlemen:

On behalf of Wisconsin Energy Corporation (the "Company"), this letter is in response to the letter, dated January 2, 2003, submitted on behalf of the New York City Pension Funds ("NYCERS") relating to NYCERS' shareholder proposal (the "Proposal") submitted for inclusion in the Company's proxy materials for its 2003 Annual Meeting. (The January 2, 2003 letter is attached as Exhibit A). We have previously delivered a letter, dated December 20, 2002, to the Staff of the Division of Corporation Finance (the "Staff") regarding the Proposal. (Attached as Exhibit B). Attached to our December 20, 2002 letter is the opinion of Quarles & Brady LLP, special Wisconsin Counsel to the Company (the "Wisconsin Counsel Opinion"), to the effect that the Proposal is invalid under Wisconsin law.[1]

The Proposal calls for the Board of Directors of the Company to adopt specific step-by-step procedures that the Board must take in response to different types of shareholder proposals. As set forth in the Wisconsin Counsel Opinion, these

1 With its January 2, 2003 letter, NYCERS provides no opinion under Wisconsin law as to the legality of the Proposal or a single reference to a Wisconsin statute or judicial decision to support its positions.

procedures violate Wisconsin law relating to the required vote for certain amendments to the Company's articles of incorporation and bylaws. Confronted with the legal error in the procedures, NYCERS recasts the Proposal.[2] First, NYCERS rewrites paragraph 1(ii) of the Proposal to insert the phrase "*by whatever vote is required under the Company's charter or bylaws.*" This is not what paragraph 1(ii) currently says and contradicts paragraph 1(iii) of the Proposal, which deals only with shareholder votes determined by a majority of votes cast. To address this contradiction, NYCERS suggests that there is an implied step in its procedures to address the results of the different shareholder vote that could result from its revised paragraph 1(ii). According to NYCERS, only after following this missing step should the directors proceed to paragraph 1(iii) of the Proposal. NYCERS extensive explanation and reformulation of paragraphs 1(ii) and 1(iii) clearly demonstrate that the Proposal, *as submitted to the Company*, violates Wisconsin law.

The Company position is that the Proposal would be an unlawful limitation on the authority of the Board of Directors. NYCERS does not explain how the policy the Proposal urges the Board of Directors to adopt would be lawful under Wisconsin law. As set forth in the Wisconsin Counsel Opinion, the board of directors of a Wisconsin corporation cannot lawfully adopt the policy set forth in the Proposal. Under Wisconsin law, limitations on the authority of the board must be set forth in the corporation's articles of incorporation.

The Company also believes that the directors would violate their fiduciary duties if they implemented the Proposal. NYCERS does not address the Company's substantive arguments under Wisconsin law. Instead, NYCERS develops its rebuttal on this point on the notion that the federal proxy rules for inclusion of shareholder proposals in a company's proxy statement (Rule 14a-8) are relevant to a director's duties under Wisconsin law. No statutory or case law support is provided. The Proposal seeks to have the Board obligate itself to implement shareholder proposals regardless of whether they qualify for inclusion under Rule 14a-8 and regardless of whether the directors think they are not in the best interest of the Company and its stockholders.

---

2 For shareholder proposals relating to the amendment of the Company's articles of incorporation and bylaws that would require more than a simple majority vote, paragraph 1(ii) of the Proposal states that "the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote..." Paragraph 1(iii) then specifically states, "[I]f *the amendments*, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR or AGAINST, the Board...will adopt the amendments." (italics added).

Finally, the Company believes that the proposal may be excluded under Rule 14a-8(i)(7) as relating to its ordinary business operations. NYCERS' discussion of Rule 14a-8(i)(7) overlooks the fact that the key point on which it relies to distinguish its Proposal from *Kroger* (March 18, 2002, reconsideration denied April 22, 2002) was specifically raised by the *Kroger* shareholder proponent in its reconsideration request and yet the Staff remained of the position that the *Kroger* shareholder proposal could be excluded under Rule 14a-8(i)(7).[3] Based on *Kroger*, shareholder proposals relating to the manner in which a company responds to advisory shareholder proposals, even advisory shareholder proposals on "corporate governance matters," are excludable under Rule 14a-8(i)(7).

For the reasons set forth in our letter dated December 20, 2002 and herein, the Proposal should be excluded under Rule 14a-8(i)(2), Rule 14a-8(i)(1) and Rule 14a-8(i)(7).

Six copies of this letter are enclosed, and a copy is being mailed to NYCERS. If you have any questions concerning the Proposal or this request, please call the undersigned.

Very truly yours,

Charles W. Mulaney, Jr. /KEK

Charles W. Mulaney, Jr.

cc: Kristine A. Rappe
Joyce A. Theobalds

---

3 NYCERS argues that its Proposal is distinguishable from *Kroger* because the *Kroger* proposal provided for the discussion of majority vote proposals and "other issues of interest," while NYCERS' Proposal is only concerned with majority vote proposals that relate to corporate governance and social issues, which "transcend the ordinary business operations of the company." In its reconsideration request, however, the shareholder proponent in *Kroger* offered to "clarify" the meaning of the phrase "other matters of interest" so that only majority vote proposals and "other corporate governance matters" would be the subject of its proposal. *Kroger Co.* (reconsideration denied April 22, 2002). The Staff refused to grant the reconsideration request finding no basis to reconsider its position that the proposal could be excluded under Rule 14a-(i)(7).

Exhibit A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-4531
Fascimile: (212) 815-8522
jtheoba@comptroller.nyc.gov

January 2, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wisconsin Energy Corporation; Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 20, 2002 letter sent to the Securities and Exchange Commission (the "Commission") by Skadden, Arps, Slate, Meagher and Flom (Illinois) on behalf of Wisconsin Energy Corporation ("Wisconsin Energy" or the "Company"). In that letter, Wisconsin Energy contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy (the "Proxy Materials").

Wisconsin Energy argues that the Proposal may be omitted under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). I have reviewed the Proposal, as well as the December 20, 2002 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from Wisconsin Energy's 2003 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that Wisconsin Energy seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses discuss the corporate governance reforms implemented in 2002 by Congress, the Commission, and the stock exchanges. The whereas clauses go on to state, that these reforms, while a step in the right direction, do not address "the continuing failure of numerous boards of directors to adopt shareholder proposals on important

corporate governance reforms" (emphasis added) that are supported by a majority of the votes cast for and against a proposal (a "Majority Vote Proposal"). The resolve clause of the Proposal requests that the Company adopt a policy that establishes a process and procedures for adopting Majority Vote Proposals. The Proposal outlines a requested set of procedures that the Board of Directors follow in connection with such Majority Vote Proposals.

II. The Company's Opposition and the Funds' Response

Wisconsin Energy is requesting that the Division of Corporation Finance (the "Division") not recommend enforcement action to the Commission if the Company omits the Proposal under Rule 14a-8(i)(1) ("Improper under state law"); Rule 14a-8(i)(2) ("Violation of law"); and Rule 14a-8(i)(7) ("Management functions"). Pursuant to Rule 14a-8(g), Wisconsin Energy bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal, If Implemented, Would Not Cause Wisconsin Energy and Its Board of Directors to Violate Wisconsin Law. Accordingly, It May Not Be Omitted Under Rule 14a-8(i)(2).

1. The Proposal does not prescribe voting requirements that violate the Company's charter or its bylaws.

Wisconsin Energy argues at length that the Proposal would violate Wisconsin law if implemented because, according to the Company, the Proposal would require that the Company adopt amendments to its charter and bylaw provisions with less than the vote required to amend such provisions then in effect. According to the Company, Wisconsin law provides that where a company's charter or bylaws contain provisions that fix a greater voting requirement for shareholders than that required under the Wisconsin Business Corporation Law (the "WBCL"), changes to such voting requirements can only be effected with the same heightened vote requirement. Since the Company's charter and/or bylaws require approval by a majority of the shares entitled to vote, or in some instances, 80% of the aggregate number of outstanding shares entitled to vote in order to be amended, the Proposal, according the Company, would violate Wisconsin law because it calls for the Company to (1) recommend to the shareholders that the shareholders approve a lower voting requirement with respect to charter and bylaw amendments for which the charter and bylaws would require more than a simple majority vote and (2) adopt amendments if supported by a majority of the shares voted for and against such amendments.

The Company mistakenly interprets the procedures recommended by the Proposal as requiring that the Company adopt amendments to lower vote requirements upon approval by a majority of the votes cast on a proposal to lower the vote requirement. The Proposal does not in any way suggest that where a proposal would require a majority of the shares entitled to vote or a supermajority vote under the Company's charter or

bylaws, the *proposal itself* be adopted if supported by a simple majority vote. Rather, the Proposal, specifically paragraph 1(iii), generally provides that "[i]f the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments." In other words, paragraph 1(iii) speaks to the lowered voting threshold that has been presented to and approved by the shareholders as provided in paragraph 1(ii) of the Proposal, *by whatever vote is required under the Company's charter or bylaws*. Paragraph 1(iii) merely provides that when a voting threshold has been lowered, in a manner consistent with the Company's charter and bylaws, the subsequent substantive amendments satisfying the lowered threshold be acted on. There is nothing in the Proposal supporting the conclusion that the Proposal would require that provisions in the Company's charter and/or bylaws be amended by less than a vote then required to effect such amendment. Accordingly, as the Proposal does not advocate that the Company violate voting requirements prescribed by the Company's charter and bylaws (and consequently, the WBCL) the Company's reliance on Rule 14a-8(i)(2) in this regard is inapposite.[1]

2. The Proposal is not an unlawful limitation on the authority of the Company's Board of Directors

The Company focuses on language in the Proposal that states: "[a]t a minimum, the policy should require the Board of Directors to take the following actions." The WBCL, according to the Company, reserves to the board of directors the authority to manage the business affairs of the corporation, subject to any limitation set forth in the articles of incorporation. The Company argues that the Proposal is a limitation on the authority of its Board of Directors in that it would require the Board of Directors to take specific actions in respect of Majority Vote Proposals. The Proposal, in outlining a requested set of procedures that the Board of Directors follow in connection with such Majority Vote Proposals, does not unlawfully impinge upon the authority of the Board of Directors. As the Proposal itself is not binding, if adopted and implemented by the Board of Directors, it would constitute a policy adopted by the Board of Directors in its sole discretion. In *The Boeing Company* (February 6, 2001), the Division rejected the exclusion of a proposal seeking the reinstatement of simple majority voting on all matters submitted to a shareholder vote. In *Boeing*, the company similarly argued that the proposal ignored the exclusive statutory domain of the board of directors. The Division concluded that the company could not omit the proposal under Rule 14a-8(i)(2).

---

[1] The opinion of the Company's Wisconsin counsel that the Proposal violates Wisconsin law was similarly predicated on a mistaken interpretation of paragraph 1(iii) of the Proposal. "Specifically, the Proposal is unlawful because *the voting requirement in paragraph 1(iii) of the Proposal* is contrary to Sections 180.0727 and 180.1021 of the WBCL. Since the Proposal, if implemented, would contain improper amendment procedures that would violate the WBCL, the Proposal should be omitted from the Proxy Materials under Rule 14a-8(i)(2)." Quarles & Brady LLP letter dated December 19, 2002, (emphasis added). Since the Wisconsin law opinion is based entirely on a misreading of the Proposal, its conclusion that the Proposal violates Wisconsin law is without weight.

3. The Proposal, if implemented, would not require the Company's Board of Directors to violate their fiduciary duties.

According to the Company, the Proposal would require that the Board of Directors take specific actions following shareholder approval of a proposal, "even if the directors believe that such actions are not in the best interests of the shareholders or are not consistent with the directors' fiduciary duties under Wisconsin law." (December 20, 2002 letter). If implemented, the Proposal would not require a wholesale abdication of the board's fiduciary duties as the Company proposes. Such a conclusion presupposes that future Majority Vote Proposals would be exempt from the federal proxy rules and the shareholder proposal process. To the extent that a proposal receives the support of a majority of the votes cast for and against a proposal at an annual meeting of the Company, and hence is a Majority Vote Proposal that the Board of Directors would act on pursuant to the policy, the Company would have already had an opportunity to challenge the proposal (as it has the opportunity to challenge each proposal submitted by a shareholder before it gets included in the Company's proxy statement) on the grounds that the *specific* proposal, if implemented by the Board of Directors, would result in a violation of the fiduciary duties of the Board of Directors. In addition, under the proxy rules, if a proposal is ultimately included in its proxy materials, the Company would have the opportunity to include its reasons as to why shareholders should vote against the proposal. It is therefore unnecessary and premature to speculate at this juncture whether a proposal submitted in the future *might* cause the Board of Directors to violate its fiduciary duties.

B. The Proposal Is A Proper Subject For Action By Shareholders Under Wisconsin Law Because It Does Not Violate Wisconsin Law

The Company argues that since the Proposal would violate Wisconsin law if implemented, the Proposal is not a proper subject for action by shareholders. However, as discussed above, since the Company's arguments that the Proposal would violate Wisconsin law if implemented fail, its derivative argument that the Proposal is not a proper subject for action by shareholders also fails.

C. The Proposal May Not Be Omitted Pursuant To Rule 14a-8(i)(7) Because The Proposal Does Not Relate To Wisconsin Energy's Ordinary Business Operations.

The Company maintains that the Division "has recognized that the manner in which a company responds to advisory shareholder proposals that are approved by the company's shareholders falls within the ordinary business operations of the company" (December 20, 2002 letter) and cites *The Kroger Co.* (March 18, 2002, reconsideration denied April 22, 2002) in support of its contention. In *Kroger*, the proposal at issue called for the amendment of Kroger's bylaws to provide for the creation of a shareholder committee to communicate with the board regarding (1) shareholder proposals that receive a majority of the votes cast, but are not acted upon by the board, "*and* [(2)] *other issues of interest to the members of the Committee.*" (emphasis added). The Division

agreed that Kroger could exclude the proposal under Rule 14a-8(i)(7) "as relating to its ordinary business operations (i.e., communications with management on matters related to Kroger's ordinary business operations)."

The Company goes on to argue that the Proposal, in seeking to recommend a process that the Board of Directors follow in addressing Majority Vote Proposals, goes even further than *Kroger* and should therefore be similarly excluded. However, the Company fails to note a significant distinction. In *Kroger,* the purpose of the shareholder committee was not solely to address Majority Vote Proposals. Importantly, the purpose of the committee was also to communicate with the Kroger board on *other issues of interest to the members* of the shareholder committee. In its letter to the Division, it was the "other issues of interest" that Kroger argued related to its ordinary business operations. In fact, Kroger acknowledged that portions of the proposal "may fall outside of the scope of ordinary business operations." The only other stated purpose of the committee requested by the proposal was to deal with the majority vote issue. Hence, it stands to reason that it was the majority vote issue that Kroger acknowledged might fall outside the scope of its ordinary business operations. As Kroger limited the basis for its exclusion under the ordinary business operations exception to the "other issues of interest to the members" component of the proposal, *Kroger* should not be cited for the proposition that the manner in which a company responds to Majority Vote Proposals relates to ordinary business operations.

In *The Goldman Sachs Group* (January 15, 2002), the Division noted that a proposal requesting that the board of directors adopt, implement and enforce a code of conduct governing the independence of the Goldman's securities analysts (which included specific minimum requirements) could not be omitted in light of "the widespread public debate" on the issue as well as the "increasing recognition that this issue raises significant policy issues." Similarly, in light of the historic corporate governance reforms implemented this year, it is inappropriate to argue that a proposal aimed at improving corporate accountability to shareholders on corporate governance and social policy issues relates to "matters that are mundane in nature and do not involve any substantial policy or other considerations." Exchange Act Release No. 34-12999 (November 22, 1976). In proposing new rules regarding proxy voting by mutual funds earlier this year, the Commission noted generally that "[r]ecent corporate scandals have created renewed investor interest in issues of corporate governance and have underscored the need for . . . institutional investors to play a more active role in corporate governance." Exchange Act Release No. 34-46518. As the Proposal itself states, it is designed to ensure that "shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them" are adequately addressed. Accordingly, the Proposal transcends the ordinary business operations of the Company and should not be excluded under Rule 14a-8(i)(7).

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that Wisconsin

Energy's request for "no-action" relief be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above or Richard Simon of this office at 212-669-7775.

Thank you for your consideration.

Very truly yours,

Joyce A. Theobalds
Associate General Counsel

cc: Charles W. Mulaney, Jr.
Kristine A. Rappe

Exhibit B

SKADDEN, ARPS, SLATE, MEAGHER & FLOM
(ILLINOIS)
333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606-1285
TEL: (312) 407-0700
FAX: (312) 407-0411
http://www.skadden.com

DIRECT DIAL
(312) 407-0500

AFFILIATE OFFICES
BOSTON
HOUSTON
LOS ANGELES
NEWARK
NEW YORK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

December 20, 2002

U.S. Securities and Exchange
Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Wisconsin Energy Corporation - NYCERS Shareholder Proposal

Ladies and Gentleman:

On behalf of Wisconsin Energy Corporation ("Wisconsin Energy"), we respectfully request that the staff of the Division of Corporation Finance (the "Staff") indicate that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if Wisconsin Energy omits the shareholder proposal and supporting statement described below (and attached as Exhibit A) (the "Proposal") from its proxy statement and form of proxy for Wisconsin Energy's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Wisconsin Energy presently intends to file its definitive 2003 Proxy Materials for the 2003 Annual Meeting with the Commission on or about March 11, 2003.

I. The Proposal

The Proposal requests that the Board of Directors of Wisconsin Energy adopt a policy that would establish procedures for adopting shareholder proposals that have been approved at meetings of the shareholders of Wisconsin Energy. The Proposal requests that "[a]t minimum" the Board of Directors adopt a

Energy. The Proposal requests that "[a]t minimum" the Board of Directors adopt a policy requiring the Board to take certain actions in response to specific types of shareholder proposals. For example, Paragraph 1(ii) of the Proposal provides that if the approval of a shareholder proposal relating to the amendment to Wisconsin Energy's articles of incorporation or bylaws would "require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against." Paragraph (1)(iii) then provides that, if "the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments." More broadly, as set forth in Paragraph 1(iv) of the Proposal, the policy to be adopted by the Board of Directors would obligate the Board to adopt any and all shareholder proposals relating to "governance or social policy reforms" that receive a majority of the votes cast at a shareholder meeting and that do not require an amendment to Wisconsin Energy's articles of incorporation or bylaws.

II. Grounds for Exclusion

Wisconsin Energy believes that it may properly omit the Proposal from the 2003 Proxy Materials pursuant to (a) Rule 14a-8(i)(2) because the Proposal, if implemented, would violate Wisconsin law, (b) Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholder action under Wisconsin law and (c) Rule 14a-8(i)(7) because the Proposal relates to Wisconsin Energy's ordinary business operations. Pursuant to Rule 14a-8(j), attached hereto as Exhibit B is the opinion of Quarles & Brady LLP, Wisconsin Energy's special Wisconsin counsel (the "Wisconsin Counsel Opinion"), to the effect that the Proposal is contrary to Wisconsin law and, therefore, may be excluded from the 2003 Proxy Materials pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2). This letter will briefly summarize the ways in which the Proposal violates Wisconsin law as set forth in the Wisconsin Counsel Opinion. The Wisconsin Counsel Opinion provides a detailed discussion of these issues.

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(2) Because the Proposal, If Implemented, Would Cause Wisconsin Energy and Its Board of Directors to Violate Wisconsin Law.

Rule 14a-8(i)(2) provides that a company may exclude a shareholder proposal if the proposal, if implemented, would cause the company to violate applicable state law. As a corporation incorporated in Wisconsin and subject to the Wisconsin Business Corporation Law ("WBCL"), Wisconsin Energy believes the Proposal may be properly omitted from the 2003 Proxy Materials because, if implemented, the proposal would cause Wisconsin Energy and its Board of Directors to violate Wisconsin law in several ways. First, the Proposal's voting requirement relating to amendments to provisions of Wisconsin Energy's articles of incorporation and bylaws that impose a greater than a majority of votes cast voting requirement is unlawful. Second, the Proposal is an unlawful restriction on the Board of Director's authority. Third, the Proposal, if implemented, would cause Wisconsin Energy's Board of Directors to violate their fiduciary duties to Wisconsin Energy and its shareholders.

1. **The Proposal may be excluded under Rule 14a-8(i)(2) because its voting requirements for amendments to provisions of Wisconsin Energy's articles of incorporation and bylaws that impose a greater than a majority of votes cast voting requirement violates Sections 180.0727 and 180.1021 of the WBCL.**

As set forth in the Wisconsin Counsel Opinion, the Proposal would violate Section 180.0727 and Section 180.1021 of the WBCL. Section 180.0727(1) of the WBCL allows a Wisconsin corporation to provide in its articles of incorporation, or in its bylaws if the articles of incorporation so authorize, for a greater voting requirement than is provided by the WBCL. Section 180.0727(2) of the WBCL provides that an "amendment to the articles of incorporation that adds, changes or deletes...a greater voting requirement must...be adopted by the same vote...required to take action under the...voting requirements then in effect." Similarly, Section 180.1021 of the WBCL provides that if the articles of incorporation so authorize, the shareholders of a Wisconsin corporation may adopt or amend a bylaw that fixes a greater voting requirement for shareholders than is provided by the WBCL. Section 180.1021(1) further provides that the "adoption or amendment of a bylaw that adds, changes or deletes a...greater voting requirement for shareholders must...be adopted by the same vote...required to take action under the...voting requirement then in effect."

Pursuant to this authority in the WBCL, Wisconsin Energy's articles of incorporation (i) contain certain provisions that can only be amended by the affirmative vote of at least 80% of the aggregate number of votes which the holders of the then outstanding shares of common stock and preferred stock are entitled to cast on the amendment and, if the shares of one or more classes or series are entitled under the articles of incorporation or otherwise by law to vote thereon as a class, the affirmative vote of at least 80% of the aggregate number of votes which the holders of the then outstanding shares of such one or more classes or series are entitled to cast on the amendment and (ii) provide that any other amendment to the articles of incorporation requires approval by at least a majority of such votes entitled to be cast thereon, i.e. a majority of the outstanding shares, not merely a majority of the votes cast by the shares present at the meeting. Wisconsin Energy's bylaws also contain certain provisions that can only be amended by the affirmative vote of at least 80% of the aggregate number of votes which the holders of the then outstanding shares of common stock and preferred stock, voting together as a class, are entitled to cast in an election of directors.

The Proposal is in direct conflict with these voting requirements. Paragraph 1(ii) of the Proposal provides that if the approval of a shareholder proposal relating to the amendment to Wisconsin Energy's articles of incorporation or bylaws would "require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against." Paragraph (1)(iii) then provides that if "the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments." As discussed above, under Wisconsin law and Wisconsin Energy's articles of incorporation and bylaws, no amendment to Wisconsin Energy's articles of incorporation can be adopted by a mere simple majority of the votes cast by the shares present at a shareholder meeting, and certain amendments to the articles of incorporation and bylaws require an 80% vote. Because the Proposal's voting requirement relating to these amendments violates Wisconsin law, Wisconsin Energy believes the Proposal may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(2).

2. **The Proposal may be excluded under Rule 14a-8(i)(2) because it is an unlawful limitation on the authority of Wisconsin Energy's Board of Directors under Section 180.0801 of the WBCL.**

As set forth in the Wisconsin Counsel Opinion, the Proposal would violate Section 180.0801(2) of the WBCL. Section 180.0801(2) of the WBCL provides that: "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." The WBCL recognizes only two exceptions to this mandate. First, the WBCL allows a statutory close corporation to operate without a board of directors if the corporation's articles of incorporation so provide. Wis. Stat. § 180.0801(1). Second, the WBCL allows any corporation to limit the powers of its board of directors in its articles of incorporation. Wis. Stat. § 180.0801(2).

Wisconsin Energy is not a statutory close corporation. Therefore, under Section 180.0801(2) of the WBCL any limitation on the authority of its Board of Directors must be contained in Wisconsin Energy's articles of incorporation. In requesting that the board of directors adopt a policy that "[a]t minimum" would require the Board of Directors to take specific actions following the approval of shareholder proposals, the Proposal is an invalid restriction of the powers of Wisconsin Energy's Board of Directors under Section 180.0801(2) of the WBCL. As an attempt to impose an invalid restriction on the authority of the Board of Directors under Wisconsin law, Wisconsin Energy believes the Proposal may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(2).

3. **The Proposal may be excluded under Rule 14a-8(i)(2) because if implemented it would require members of Wisconsin Energy's Board of Directors to violate their fiduciary duties to Wisconsin Energy and its shareholders.**

As set forth in the Wisconsin Counsel Opinion, the Proposal would require members of Wisconsin Energy's Board of Directors to violate their fiduciary duties to Wisconsin Energy and its shareholders. Wisconsin courts have long held that directors of a Wisconsin corporation act as trustees of the corporation's business and property and must administer the corporate affairs for the good and benefit of all shareholders and exercise their best care, skill and judgment for the management of the corporate business. "It is a well-established common law principle," Wisconsin courts have held, "that a corporate officer or director is under a fiduciary duty of individual loyalty, good faith and fair dealings in conducting corporate business." *Racine v. Weisflog*, 165 Wis. 2d 184, 190 (Wis. Ct. App. 1991). The policy to be adopted by the Board of Directors pursuant to the Proposal would force Board members to violate these fiduciary duties by requiring "[a]t minimum" that the Board of Directors take specific actions following shareholder approval of a proposal, even if the directors believe that such actions are not in the best interests of the shareholders or are not consistent with the directors' fiduciary duties under Wisconsin law. Because implementing the Proposal would require the Board of Directors of Wisconsin Energy to violate their fiduciary duties to Wisconsin Energy and its shareholders under Wisconsin law, Wisconsin Energy believes the Proposal may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(2).

B. **The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(1) Because It Is Not a Proper Subject For Shareholder Action under Wisconsin Law.**

As discussed above and in the Wisconsin Counsel Opinion, implementing the Proposal would violate Wisconsin law. Because the Proposal would violate Wisconsin law if it were implemented, it is not a proper subject for action by Wisconsin Energy's shareholders at the 2003 Annual Meeting. Accordingly, Wisconsin Energy believes the Proposal may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(1).

C. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(7) Because the Proposal Relates to Wisconsin Energy's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a company may exclude a shareholder proposal from its proxy statement where the proposal deals with a matter relating to the company's ordinary business. In Exchange Act Release No. 34-40018, the Commission stated that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors." The Staff has recognized that the manner in which a company responds to advisory shareholder proposals that are approved by the company's shareholders falls within the ordinary business operations of the company. *See Kroger Co.* (March 18, 2002, reconsideration denied April 22, 2002). In *Kroger*, the shareholder proposal at issue would have required Kroger Co. to establish a committee to discuss shareholder proposals that were approved by the shareholders but not adopted by the company. The Staff permitted Kroger Co. to exclude the shareholder proposal under Rule 14a-8(i)(7) because the proposal related to "communications with management on matters related to...ordinary business operations." By going well beyond the mere establishment of a committee as required by the *Kroger* shareholder proposal and seeking to dictate the precise manner in which Wisconsin Energy and its Board of Directors respond to shareholder proposals, the Proposal is an even greater intrusion into the ordinary business affairs of Wisconsin Energy. Accordingly, Wisconsin Energy believes that it should be permitted to exclude the Proposal under Rule 14a-8(i)(7).

III. Conclusion

For the reasons set forth above, Wisconsin Energy respectfully submits that it may properly omit the Proposal from its 2003 Proxy Materials. Should the Staff disagree with the conclusions regarding the omission of the Proposal, or should any additional information be desired in support of Wisconsin Energy's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and six copies of the Proposal and Wisconsin Counsel Opinion are enclosed, and a copy of such documents are being sent to the proponent. If you have any questions concerning the Proposal or this request, please call the undersigned.

Very truly yours,

Charles W. Mulaney, Jr.

cc: Kristine A. Rappe

Exhibit A

Shareholder Proposal on Majority Votes

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller, City of New York.

WHEREAS, in 2002, Congress, the SEC, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

WHEREAS, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

WHEREAS, we believe the reforms have not addressed a major concern of institutional investors—the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite being supported by increasing large majorities of the totals of shareholder votes cast for and against the proposals;

NOW, THEREFORE, BE IT RESOLVED: That the shareholders request the Board of Directors to adopt a policy that establishes a process and procedures for adopting shareholder proposals that are presented in the company's proxy statement, and are supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals, at an annual meeting of the company.

At minimum, the policy should require the Board of Directors to take the following actions:

(1) Following the official tabulation and certification of the votes, the Board of Directors will communicate directly with the proponents of such proposals to pursue constructive dialogue and agreement on the proposals. If no agreement is reached with the proponents, sixty days prior to the deadline set by the company for receiving shareholder proposals for the next annual meeting, the board will act on the proposals as follows:

    (i) With respect to proposals on corporate governance reforms that would require amendments to the certificate of incorporation or bylaws, the board will propose such amendments, in the company's proxy statement, for the consideration and vote of the shareholders at the next annual meeting.

(ii) If approval of the amendments to the certificate of incorporation or bylaws require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against.

(iii) If the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments.

(iv) With respect to shareholder proposals that sought the Board's adoption of governance or social policy reforms that the Board can adopt without violating the company's certificate of incorporation or bylaws, the board will adopt such shareholder proposals before the next annual meeting of the company."

Exhibit B

Quarles & Brady LLP

411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497
Tel 414.277.5000
Fax 414.271.3552
www.quarles.com

Attorneys at Law in:
Phoenix and Tucson, Arizona
Naples and Boca Raton, Florida
Chicago, Illinois (Quarles & Brady LLC)
Milwaukee and Madison, Wisconsin

December 19, 2002

Wisconsin Energy Corporation
231 West Michigan Street
P.O. Box 2949
Milwaukee, Wisconsin 53201

Ladies and Gentlemen:

You have requested our opinion as to whether a stockholder proposal (the "Proposal") submitted to Wisconsin Energy Corporation, a Wisconsin corporation (the "Company"), by William C. Thompson, Jr., investment advisor and trustee, on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Teachers' Retirement System (collectively, the "Proponent"), may be omitted from the Company's proxy statement and form of proxy for its 2003 annual meeting (the "Annual Meeting") of stockholders (the "Proxy Materials") pursuant to Rule 14a-8(i)(1) and Rule 14a-8(i)(2) under the Securities Exchange Act of 1934, as amended, or either of them.

In connection with your request for our opinion, you have furnished to us, and we have reviewed, copies of the Proponent's letter to the Company setting forth its proposal and such other documents as we deemed necessary. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

The Proponent has submitted a stockholder proposal that requests the Board of Directors of the Company to adopt a policy that would establish procedures for adopting shareholder proposals that have been approved at meetings of the stockholders of the Company. The Proposal contains the following resolution to be adopted by shareholders of the Company:

> "That the shareholders request the Board of Directors to adopt a policy that establishes a process and procedures for adopting shareholder proposals that are presented in the company's proxy statement, and are supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals, at an annual meeting of the company.

At minimum, the policy should require the Board of Directors to take the following actions:

(1) Following the official tabulation and certification of the votes, the Board of Directors will communicate directly with the proponents of such proposals to pursue constructive dialogue and agreement on the proposals. If no agreement is reached with the proponents, sixty days prior to the deadline set by the company for receiving shareholder proposals for the next annual meeting, the board will act on the proposals as follows:

(i) With respect to proposals on corporate governance reforms that would require amendments to the certificate of incorporation or bylaws, the board will propose such amendments, in the company's proxy statement, for the consideration and vote of the shareholders at the next annual meeting.

(ii) If approval of the amendments to the certificate of incorporation or bylaws require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against.

(iii) If the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments.

(iv) With respect to shareholder proposals that sought the Board's adoption of governance or social policy reforms that the Board can adopt without violating the company's certificate of incorporation or bylaws, the board will adopt such shareholder proposals before the next annual meeting of the company."

Members of our firm are admitted to the bar of the State of Wisconsin, and we do not express any opinion as to the laws of any other jurisdiction, except the laws of the United States of America to the extent referred to specifically herein.

Reasons for Omission of the Proposal

There are three separate reasons that the Proposal is objectionable, any one of which would permit the Proposal to be omitted from the Proxy Materials under Rule 14a-8(i)(1), which allows the Company to exclude from the Proxy Materials a proposal that is not a proper subject for action by shareholders under Wisconsin law, or Rule 14a-8(i)(2), which allows the Company to exclude from the Proxy Materials a proposal that would, if implemented, cause the Company to violate any state, federal, or foreign law to which it is subject.

1. Omission of the Proposal Based on its Violation of the Wisconsin Business Corporation Law

In our opinion, the Proposal would require the Board of Directors of the Company to adopt amendments to the Company's Articles of Incorporation or Bylaws in violation of the procedures set forth in the Wisconsin Business Corporation Law (the "WBCL"). Specifically, the Proposal is unlawful because the voting requirement in paragraph 1(iii) of the Proposal is contrary to Sections 180.0727 and 180.1021 of the WBCL. Since the Proposal, if implemented, would contain improper amendment procedures that would violate the WBCL, the Proposal should be omitted from the Proxy Materials under Rule 14a-8(i)(2). In addition, because the Proposal would violate the WBCL if it were implemented, it is not a proper subject for action by the Company's shareholders at the Annual Meeting and, accordingly, it should also be omitted from the Proxy Materials under Rule 14a-8(i)(1).

a. The Proposal Would Violate Section 180.0727 of the WBCL as Implemented in the Company's Articles of Incorporation

The Proposal would violate Section 180.0727 of the WBCL. Section 180.0727 of the WBCL allows a Wisconsin corporation to provide in its articles of incorporation, or in its bylaws if the articles of incorporation so authorize, for a greater or lower quorum requirement or a greater voting requirement for shareholders or voting groups of shareholders than is provided by the WBCL. Wis. Stat. § 180.0727(1). Section 180.0727(2) of the WBCL provides that: "An amendment to the articles of incorporation that adds, changes or deletes a greater or lower quorum requirement or a greater voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect."

Pursuant to this authority in the WBCL, Article VII of the Company's Restated Articles of Incorporation, as amended and restated effective June 14, 1995 following shareholder approval at the Company's 1995 annual meeting of stockholders (the "Articles of Incorporation"), provides that any amendment to the provisions set forth in Sections C and D(1) of Article III of the Company's Articles of Incorporation (dealing with the issuance of preferred stock and the Company's repurchase of its common stock under certain circumstances), the amendment provisions in Article VII itself, and any amendment rendering inapplicable to the Company Sections 180.1130 through 180.1134 of the WBCL (constituting certain anti-takeover provisions) shall require shareholder approval by the vote specified in Article VII. The requisite vote for amendments to those provisions is the affirmative vote of at least 80% of the aggregate number of votes which the holders of the then outstanding shares of common stock and preferred stock are entitled to cast on the amendment and, if the shares of one or more classes or series are entitled under the Articles of Incorporation or otherwise by law to vote thereon as a class, the affirmative vote of at least 80% of the aggregate number of votes which the holders of the then outstanding shares of such one or more classes or series are entitled to cast on the amendment; Article VII provides that any other amendment to the Articles of Incorporation requires approval by at least a majority of such votes entitled to be cast thereon.

In addition, Article III.D(3) of the Company's Articles of Incorporation, as allowed by Section 180.0727 of the WBCL, provides that the Bylaws of the Company may require a greater shareholder vote than otherwise would be required by law or the Articles of Incorporation for certain actions. Section 11.04 of the Company's Bylaws, in turn, adopts an 80% shareholder vote requirement for the amendment of certain provisions of the Company's Bylaws, as discussed below. Article III.D(3) was added to the Articles of Incorporation by the amendment and restatement approved by the stockholders at the 1995 annual meeting.

If the Company received a future shareholder proposal that required an amendment to any of the provisions of the Company's Articles of Incorporation, the Proposal would require the Company to amend such provisions if the amendment received a mere majority of the votes cast thereon, a consequence directly in violation of the WBCL and the Company's Articles of Incorporation. Specifically, paragraph (1)(ii) of the Proposal provides that if the approval of a shareholder proposal's amendment to the Company's Articles of Incorporation would "require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against." Paragraph (1)(iii) then provides that, if "the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments."

This approval procedure flies directly in the face of Section 180.0727 of the WBCL. Pursuant to Section 180.0727 of the WBCL and Article VII of the Company's Articles of Incorporation, as described above, amendments to certain provisions of the Company's Articles of Incorporation, including the amendment provision itself, require approval by the affirmative vote of at least 80% of the number of votes which the holders of the then outstanding shares are entitled to cast thereon, and other amendments require approval by at least a majority of the votes entitled to be cast thereon by such outstanding shares, so any amendment requires approval by more than a mere majority of the votes cast thereon. The Proposal, if implemented, would require the Board of Directors to amend the provisions of the Company's Articles of Incorporation upon the affirmative vote of a mere majority of the votes cast, in violation of the voting requirements for amendments contained in the Articles of Incorporation and authorized by the WBCL.

Because the Proposal is in violation of Section 180.0727 of the WBCL, as implemented by Article VII of the Company's Articles of Incorporation, it is proper for the Company to exclude the Proposal from its Proxy Materials under Rules 14a-8(i)(1) and (2).

b. The Proposal Would Violate Section 180.1021 of the WBCL as Implemented in the Company's Bylaws

The Proposal would also violate Section 180.1021 of the WBCL. Section 180.1021 of the WBCL provides that if the articles of incorporation so authorize, the shareholders of a Wisconsin corporation may adopt or amend a bylaw that fixes a greater or lower quorum requirement or a greater voting requirement for shareholders or voting groups of shareholders than is provided by the WBCL. Wis. Stat. § 180.1021(1). Section 180.1021(1) further provides that the "adoption or amendment of a bylaw that adds, changes or deletes a greater or lower quorum requirement or a greater voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect." A bylaw that fixes a greater or lower quorum requirement or a greater voting requirement for shareholders may not be adopted, amended or repealed by the board of directors. Wis. Stat. § 180.1021(2).

As discussed more completely in Paragraph 1.a above, in accordance with Sections 180.0727(1) and 180.1021(1), Article III.D(3) of the Company's Articles of Incorporation provides that the Bylaws of the Company may require a greater shareholder vote than otherwise would be required by law or the Articles of Incorporation for certain actions (including (a) removal of a director from office; and (b) amending provisions of the Bylaws relating to or in connection with taking action by the unanimous consent of stockholders without a meeting; the number, term, qualification, classification and election of directors; the removal of a director from office; notice for Board of Directors' meetings; indemnification of officers, directors and other persons by the Company; or bylaw amendments. Section 11.04 of the Company's Bylaws provides that the provisions of the Bylaws relating to these matters, and Section 11.04 itself, may be amended only by the affirmative vote of at least 80% of the aggregate number of votes which the holders of the then outstanding shares of common stock and preferred stock, voting together as a class, are entitled to cast in an election of directors.

If the Company received a future shareholder proposal that required an amendment to any of the provisions of the Company's Bylaws that would require an 80% shareholder vote, the Proposal would require the Company to amend such provisions if the amendment received a mere majority of the votes cast thereon, a consequence directly in violation of the WBCL and the Company's Articles of Incorporation and Bylaws. Specifically, paragraph (1)(ii) of the Proposal provides that if the approval of a shareholder proposal's amendment to the Company's Bylaws would "require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against." Paragraph (1)(iii) then provides that, if "the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments."

This approval procedure conflicts with Section 180.1021 of the WBCL. Pursuant to Section 180.1021 of the WBCL, Article III.D(3) of the Company's Articles of Incorporation and Section 11.04 of the Company's Bylaws, any amendment to any provision of the Company's Bylaws that would require an 80% vote, or an amendment to the 80% vote amendment provision itself, must be adopted by the existing 80% shareholder vote requirement. The Proposal, if implemented, would require the Board of Directors to amend the 80% shareholder vote provisions of the Company's Bylaws upon the affirmative vote of a mere majority of the votes cast, in violation of the voting requirements for amendments contained in the Bylaws and authorized by the Articles of Incorporation and the WBCL.

Because the Proposal is in violation of Section 180.1021 of the WBCL, as implemented by Article III.D(3) of the Company's Articles of Incorporation and Section 11.04 of its Bylaws, it is proper for the Company to exclude the Proposal from its Proxy Materials under Rules 14a-8(i)(1) and (2).

2. Omission of the Proposal Based on its Unlawful Limitation on the Board's Authority

In our opinion, the effect of the Proposal is to improperly limit the Board of Directors' discretion regarding the handling of proposals approved by the shareholders. This limitation runs afoul of Section 180.0801(2) of the WBCL, which governs the Board's authority to manage the business and affairs of the Company. Because the Proposal, if implemented, would violate the WBCL due to its limitation on the Board's authority, the Proposal should be omitted from the Proxy Materials under Rule 14a-8(i)(2). In addition, because the Proposal would violate the WBCL if it were implemented, it is not a proper subject for action by the Company's shareholders at the Annual Meeting and accordingly, it should also be omitted from the Proxy Materials under Rule 14a-8(i)(1).

The Proposal would violate Section 180.0801(2) of the WBCL. Section 180.0801(2) of the WBCL provides as follows:

> "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation."

The WBCL recognizes only two exceptions to this mandate. First, the WBCL allows a statutory close corporation to operate without a board of directors if the corporation's articles of incorporation so provide. Wis. Stat. § 180.0801(1). Second, the WBCL allows any corporation to limit the powers of its board of directors in its articles of incorporation. Wis. Stat. § 180.0801(2). The Company is not a statutory close corporation, nor do its Articles of Incorporation limit the powers of the Company's Board of Directors to manage the affairs of the Company. In fact, Article V of the Articles of Incorporation explicitly states that the business and affairs of the Company shall be managed by its Board of Directors (except as otherwise provided in the "Emergency" provisions of Article V, after the occurrence and during the continuance of any catastrophic event that prevents a quorum of the Board of Directors from being readily assembled, in which case the business and affairs of the Company shall be managed by an interim Board of Directors as provided therein).

Wisconsin courts have held that when powers are vested in the board of directors of a Wisconsin corporation, shareholders cannot exercise those powers, and their prerogatives are limited to participation in the election of directors. Miller v. Bristol-Myers Co., 468 N.W.2d 744, 748 (Wis. Ct. App. 1991), *aff'd*, 485 N.W.2d 31 (Wis. 1992) (citing Love v. Flower Mills of America, 647 F.2d 1058, 1063 (10 Cir. 1981)).

The Securities and Exchange Commission, likewise, has interpreted managerial freedom under state law to include substantial discretionary power. In Release No. 34-12999 (November 22, 1976), the Commission discussed the broad discretionary powers of directors.

> "[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute."

Contrary to Wisconsin law and the Commission's statement regarding managerial freedom under state law, the Proposal would usurp the plenary power of the Board of Directors to manage the affairs of the Company and force the Board to take certain actions following the approval of any shareholder proposal. Specifically, the Proposal provides that "[a]t minimum," the policy to be adopted by the Board "should require the Board of Directors" to take specific actions following the approval of shareholder proposals. As such, the Proposal would supplant the Board of Directors as the decision-making party with respect to the handling of approved shareholder proposals, a consequence in conflict with the plenary power given to the Board of Directors by Section 180.0801(2) of the WBCL.

This interpretation of Wisconsin law is supported by comparable interpretations of Delaware law. Wisconsin courts tend to refer to Delaware precedent in resolving questions of Wisconsin corporate law such as those presented here. Amanda Acquisition Corp. v. Universal Foods Corp., 708 F. Supp. 984, 1008 (E.D. Wis. 1989), aff'd, 877 F.2d 496 (7th Cir. 1989), *cert. denied* 493 U.S. 955 (1989). The Delaware Supreme Court has held that a "basic principle of the General Corporation Law of the State of Delaware is that directors, rather than stockholders, manage the business and affairs of the corporation." Spiegel v. Buntrock, 571 A.2d 767, 772-73 (1990); Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980) (discussing "the well settled and salutary doctrine of corporate law that the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation"), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (1981). Similar to Wisconsin law, Delaware law forbids "any substantial limitation on a director's discretion in acting on behalf of the corporation . . . ." USA Soccer Properties, Inc.

v. Aegis Group PLC, 1992 WL 196795, at *8 (S.D.N.Y. Aug. 4, 1992) (interpreting Delaware law). In Chapin v. Benwood Found. No. 91 Civ. 360 , the court held that agreements that have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters are invalid; 402 A.2d 1205, 1211 (Del. Ch. 1979) see also Quickturn Design Systems, Inc., v. Howard Shapiro, 721 A 2. 2d 1281, 1292, (Del. 34, 51 (1994), 1998) (quoting Paramount Communications, Inc. v. QVC Network, Inc., 637 A. 2d at 51) ("[t]o the extent that a contract, or a provision thereof, purports to require a board to act *or not act* in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable").

Because the Proposal would limit the ability of the Board to manage the business and affairs of the Company by restricting the Board's ability to decide how to respond to approved shareholder proposals, the Proposal would constitute an invalid restriction of the powers of the Board under Section 180.0801(2) of the WBCL. As such, the Proposal should be omitted from the Proxy Materials under Rules 14a-8(i)(1) and (2).

3. Omission of the Proposal Based on Its Violation of Fiduciary Duties

In addition to the Proposal being invalid due to violation of the WBCL and its unlawful limitation on the authority of the Board as discussed above, the Proposal also is unlawful as it would require, if adopted, members of the Board of Directors to violate their fiduciary duties to the Company and its shareholders.

Wisconsin courts have long held that directors of a Wisconsin corporation act as trustees of the corporation's business and property and must administer the corporate affairs for the good and benefit of all shareholders and exercise their best care, skill and judgment for the management of the corporate business. "It is a well-established common law principle," Wisconsin courts have held, "that a corporate officer or director is under a fiduciary duty of individual loyalty, good faith and fair dealings in conducting corporate business." Racine v. Weisflog, 165 Wis. 2d 184, 190 (Wis. Ct. App. 1991).

The policy to be adopted by the Board of Directors pursuant to the Proposal would force the Board members to violate these fiduciary duties. Specifically, the Proposal would, "[a]t minimum," require the Board of Directors to take specific actions following shareholder approval of a proposal, regardless of whether the directors think such actions are in the best interests of the shareholders or consistent with the directors' fiduciary duties under Wisconsin law.

Consequently, the Proposal, if implemented, would violate Wisconsin law and thus, it should be omitted under Rule 14a-8(i)(2). In addition, because the Proposal would violate Wisconsin law if it were implemented, it is not a proper subject for action by the Company's shareholders at the Annual Meeting and accordingly, it should also be omitted from the Proxy Materials under Rule 14a-8(i)(1).

Based upon and subject to the foregoing, in our opinion, the Proposal should be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(1), which permits a registrant to omit from its proxy material any proposal which "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization," and pursuant to Rule 14a-8(i)(2), which permits a registrant to omit from its proxy materials any proposal which "would, if implemented, cause the company to violate any state . . . law to which it is subject."

This opinion is furnished to you solely for your benefit to be used in support of your no-action request to the Securities and Exchange Commission with respect to the Proposal and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission.

Very truly yours,

Quarles & Brady LLP

QUARLES & BRADY LLP

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-4531
Fascimile: (212) 815-8522
jtheoba@comptroller.nyc.gov

RECEIVED
2003 JAN -9 AM 9:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 2, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wisconsin Energy Corporation; Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 20, 2002 letter sent to the Securities and Exchange Commission (the "Commission") by Skadden, Arps, Slate, Meagher and Flom (Illinois) on behalf of Wisconsin Energy Corporation ("Wisconsin Energy" or the "Company"). In that letter, Wisconsin Energy contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy (the "Proxy Materials").

Wisconsin Energy argues that the Proposal may be omitted under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). I have reviewed the Proposal, as well as the December 20, 2002 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from Wisconsin Energy's 2003 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that Wisconsin Energy seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses discuss the corporate governance reforms implemented in 2002 by Congress, the Commission, and the stock exchanges. The whereas clauses go on to state, that these reforms, while a step in the right direction, do not address "the continuing failure of numerous boards of directors to adopt shareholder proposals on important

corporate governance reforms" (emphasis added) that are supported by a majority of the votes cast for and against a proposal (a "Majority Vote Proposal"). The resolve clause of the Proposal requests that the Company adopt a policy that establishes a process and procedures for adopting Majority Vote Proposals. The Proposal outlines a requested set of procedures that the Board of Directors follow in connection with such Majority Vote Proposals.

II. The Company's Opposition and the Funds' Response

Wisconsin Energy is requesting that the Division of Corporation Finance (the "Division") not recommend enforcement action to the Commission if the Company omits the Proposal under Rule 14a-8(i)(1) ("Improper under state law"); Rule 14a-8(i)(2) ("Violation of law"); and Rule 14a-8(i)(7) ("Management functions"). Pursuant to Rule 14a-8(g), Wisconsin Energy bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal, If Implemented, Would Not Cause Wisconsin Energy and Its Board of Directors to Violate Wisconsin Law. Accordingly, It May Not Be Omitted Under Rule 14a-8(i)(2).

1. The Proposal does not prescribe voting requirements that violate the Company's charter or its bylaws.

Wisconsin Energy argues at length that the Proposal would violate Wisconsin law if implemented because, according to the Company, the Proposal would require that the Company adopt amendments to its charter and bylaw provisions with less than the vote required to amend such provisions then in effect. According to the Company, Wisconsin law provides that where a company's charter or bylaws contain provisions that fix a greater voting requirement for shareholders than that required under the Wisconsin Business Corporation Law (the "WBCL"), changes to such voting requirements can only be effected with the same heightened vote requirement. Since the Company's charter and/or bylaws require approval by a majority of the shares entitled to vote, or in some instances, 80% of the aggregate number of outstanding shares entitled to vote in order to be amended, the Proposal, according the Company, would violate Wisconsin law because it calls for the Company to (1) recommend to the shareholders that the shareholders approve a lower voting requirement with respect to charter and bylaw amendments for which the charter and bylaws would require more than a simple majority vote and (2) adopt amendments if supported by a majority of the shares voted for and against such amendments.

The Company mistakenly interprets the procedures recommended by the Proposal as requiring that the Company adopt amendments to lower vote requirements upon approval by a majority of the votes cast on a proposal to lower the vote requirement. The Proposal does not in any way suggest that where a proposal would require a majority of the shares entitled to vote or a supermajority vote under the Company's charter or

bylaws, the *proposal itself* be adopted if supported by a simple majority vote. Rather, the Proposal, specifically paragraph 1(iii), generally provides that "[i]f the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments." In other words, paragraph 1(iii) speaks to the lowered voting threshold that has been presented to and approved by the shareholders as provided in paragraph 1(ii) of the Proposal, *by whatever vote is required under the Company's charter or bylaws*. Paragraph 1(iii) merely provides that when a voting threshold has been lowered, in a manner consistent with the Company's charter and bylaws, the subsequent substantive amendments satisfying the lowered threshold be acted on. There is nothing in the Proposal supporting the conclusion that the Proposal would require that provisions in the Company's charter and/or bylaws be amended by less than a vote then required to effect such amendment. Accordingly, as the Proposal does not advocate that the Company violate voting requirements prescribed by the Company's charter and bylaws (and consequently, the WBCL) the Company's reliance on Rule 14a-8(i)(2) in this regard is inapposite.[1]

2. The Proposal is not an unlawful limitation on the authority of the Company's Board of Directors

The Company focuses on language in the Proposal that states: "[a]t a minimum, the policy should require the Board of Directors to take the following actions." The WBCL, according to the Company, reserves to the board of directors the authority to manage the business affairs of the corporation, subject to any limitation set forth in the articles of incorporation. The Company argues that the Proposal is a limitation on the authority of its Board of Directors in that it would require the Board of Directors to take specific actions in respect of Majority Vote Proposals. The Proposal, in outlining a requested set of procedures that the Board of Directors follow in connection with such Majority Vote Proposals, does not unlawfully impinge upon the authority of the Board of Directors. As the Proposal itself is not binding, if adopted and implemented by the Board of Directors, it would constitute a policy adopted by the Board of Directors in its sole discretion. In *The Boeing Company* (February 6, 2001), the Division rejected the exclusion of a proposal seeking the reinstatement of simple majority voting on all matters submitted to a shareholder vote. In *Boeing,* the company similarly argued that the proposal ignored the exclusive statutory domain of the board of directors. The Division concluded that the company could not omit the proposal under Rule 14a-8(i)(2).

[1] The opinion of the Company's Wisconsin counsel that the Proposal violates Wisconsin law was similarly predicated on a mistaken interpretation of paragraph 1(iii) of the Proposal. "Specifically, the Proposal is unlawful because *the voting requirement in paragraph 1(iii) of the Proposal* is contrary to Sections 180.0727 and 180.1021 of the WBCL. Since the Proposal, if implemented, would contain improper amendment procedures that would violate the WBCL, the Proposal should be omitted from the Proxy Materials under Rule 14a-8(i)(2)." Quarles & Brady LLP letter dated December 19, 2002, (emphasis added). Since the Wisconsin law opinion is based entirely on a misreading of the Proposal, its conclusion that the Proposal violates Wisconsin law is without weight.

3. The Proposal, if implemented, would not require the Company's Board of Directors to violate their fiduciary duties.

According to the Company, the Proposal would require that the Board of Directors take specific actions following shareholder approval of a proposal, "even if the directors believe that such actions are not in the best interests of the shareholders or are not consistent with the directors' fiduciary duties under Wisconsin law." (December 20, 2002 letter). If implemented, the Proposal would not require a wholesale abdication of the board's fiduciary duties as the Company proposes. Such a conclusion presupposes that future Majority Vote Proposals would be exempt from the federal proxy rules and the shareholder proposal process. To the extent that a proposal receives the support of a majority of the votes cast for and against a proposal at an annual meeting of the Company, and hence is a Majority Vote Proposal that the Board of Directors would act on pursuant to the policy, the Company would have already had an opportunity to challenge the proposal (as it has the opportunity to challenge each proposal submitted by a shareholder before it gets included in the Company's proxy statement) on the grounds that the *specific* proposal, if implemented by the Board of Directors, would result in a violation of the fiduciary duties of the Board of Directors. In addition, under the proxy rules, if a proposal is ultimately included in its proxy materials, the Company would have the opportunity to include its reasons as to why shareholders should vote against the proposal. It is therefore unnecessary and premature to speculate at this juncture whether a proposal submitted in the future *might* cause the Board of Directors to violate its fiduciary duties.

B. The Proposal Is A Proper Subject For Action By Shareholders Under Wisconsin Law Because It Does Not Violate Wisconsin Law

The Company argues that since the Proposal would violate Wisconsin law if implemented, the Proposal is not a proper subject for action by shareholders. However, as discussed above, since the Company's arguments that the Proposal would violate Wisconsin law if implemented fail, its derivative argument that the Proposal is not a proper subject for action by shareholders also fails.

C. The Proposal May Not Be Omitted Pursuant To Rule 14a-8(i)(7) Because The Proposal Does Not Relate To Wisconsin Energy's Ordinary Business Operations.

The Company maintains that the Division "has recognized that the manner in which a company responds to advisory shareholder proposals that are approved by the company's shareholders falls within the ordinary business operations of the company" (December 20, 2002 letter) and cites *The Kroger Co.* (March 18, 2002, reconsideration denied April 22, 2002) in support of its contention. In *Kroger*, the proposal at issue called for the amendment of Kroger's bylaws to provide for the creation of a shareholder committee to communicate with the board regarding (1) shareholder proposals that receive a majority of the votes cast, but are not acted upon by the board, "*and* [(2)] *other issues of interest to the members of the Committee.*" (emphasis added). The Division

agreed that Kroger could exclude the proposal under Rule 14a-8(i)(7) "as relating to its ordinary business operations (i.e., communications with management on matters related to Kroger's ordinary business operations)."

The Company goes on to argue that the Proposal, in seeking to recommend a process that the Board of Directors follow in addressing Majority Vote Proposals, goes even further than *Kroger* and should therefore be similarly excluded. However, the Company fails to note a significant distinction. In *Kroger,* the purpose of the shareholder committee was not solely to address Majority Vote Proposals. Importantly, the purpose of the committee was also to communicate with the Kroger board on *other issues of interest to the members* of the shareholder committee. In its letter to the Division, it was the "other issues of interest" that Kroger argued related to its ordinary business operations. In fact, Kroger acknowledged that portions of the proposal "may fall outside of the scope of ordinary business operations." The only other stated purpose of the committee requested by the proposal was to deal with the majority vote issue. Hence, it stands to reason that it was the majority vote issue that Kroger acknowledged might fall outside the scope of its ordinary business operations. As Kroger limited the basis for its exclusion under the ordinary business operations exception to the "other issues of interest to the members" component of the proposal, *Kroger* should not be cited for the proposition that the manner in which a company responds to Majority Vote Proposals relates to ordinary business operations.

In *The Goldman Sachs Group* (January 15, 2002), the Division noted that a proposal requesting that the board of directors adopt, implement and enforce a code of conduct governing the independence of the Goldman's securities analysts (which included specific minimum requirements) could not be omitted in light of "the widespread public debate" on the issue as well as the "increasing recognition that this issue raises significant policy issues." Similarly, in light of the historic corporate governance reforms implemented this year, it is inappropriate to argue that a proposal aimed at improving corporate accountability to shareholders on corporate governance and social policy issues relates to "matters that are mundane in nature and do not involve any substantial policy or other considerations." Exchange Act Release No. 34-12999 (November 22, 1976). In proposing new rules regarding proxy voting by mutual funds earlier this year, the Commission noted generally that "[r]ecent corporate scandals have created renewed investor interest in issues of corporate governance and have underscored the need for . . . institutional investors to play a more active role in corporate governance." Exchange Act Release No. 34-46518. As the Proposal itself states, it is designed to ensure that "shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them" are adequately addressed. Accordingly, the Proposal transcends the ordinary business operations of the Company and should not be excluded under Rule 14a-8(i)(7).

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that Wisconsin

Energy's request for "no-action" relief be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above or Richard Simon of this office at 212-669-7775.

Thank you for your consideration.

Very truly yours,

Joyce A. Theobalds
Associate General Counsel

cc: Charles W. Mulaney, Jr.
Kristine A. Rappe

SKADDEN, ARPS, SLATE, MEAGHER & FLOM
(ILLINOIS)
333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606-1285
TEL: (312) 407-0700
FAX: (312) 407-0411
http://www.skadden.com

DIRECT DIAL
(312) 407-0500

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December 20, 2002

U.S. Securities and Exchange
Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Wisconsin Energy Corporation - NYCERS Shareholder Proposal

Ladies and Gentleman:

On behalf of Wisconsin Energy Corporation ("Wisconsin Energy"), we respectfully request that the staff of the Division of Corporation Finance (the "Staff") indicate that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if Wisconsin Energy omits the shareholder proposal and supporting statement described below (and attached as Exhibit A) (the "Proposal") from its proxy statement and form of proxy for Wisconsin Energy's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Wisconsin Energy presently intends to file its definitive 2003 Proxy Materials for the 2003 Annual Meeting with the Commission on or about March 11, 2003.

I. The Proposal

The Proposal requests that the Board of Directors of Wisconsin Energy adopt a policy that would establish procedures for adopting shareholder proposals that have been approved at meetings of the shareholders of Wisconsin Energy. The Proposal requests that "[a]t minimum" the Board of Directors adopt a policy requiring the Board to take certain actions in response to specific types of shareholder proposals. For example, Paragraph 1(ii) of the Proposal provides that if the approval of a shareholder proposal relating to the amendment to Wisconsin Energy's articles of incorporation or bylaws would "require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against." Paragraph (1)(iii) then provides that, if "the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments." More broadly, as set forth in Paragraph 1(iv) of the Proposal, the policy to be adopted by the Board of Directors would obligate the Board to adopt any and all shareholder proposals relating to "governance or social policy reforms" that receive a majority of the votes cast at a shareholder meeting and that do not require an amendment to Wisconsin Energy's articles of incorporation or bylaws.

II. Grounds for Exclusion

Wisconsin Energy believes that it may properly omit the Proposal from the 2003 Proxy Materials pursuant to (a) Rule 14a-8(i)(2) because the Proposal, if implemented, would violate Wisconsin law, (b) Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholder action under Wisconsin law and (c) Rule 14a-8(i)(7) because the Proposal relates to Wisconsin Energy's ordinary business operations. Pursuant to Rule 14a-8(j), attached hereto as Exhibit B is the opinion of Quarles & Brady LLP, Wisconsin Energy's special Wisconsin counsel (the "Wisconsin Counsel Opinion"), to the effect that the Proposal is contrary to Wisconsin law and, therefore, may be excluded from the 2003 Proxy Materials pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2). This letter will briefly summarize the ways in which the Proposal violates Wisconsin law as set forth in the Wisconsin Counsel Opinion. The Wisconsin Counsel Opinion provides a detailed discussion of these issues.

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(2) Because the Proposal, If Implemented, Would Cause Wisconsin Energy and Its Board of Directors to Violate Wisconsin Law.

Rule 14a-8(i)(2) provides that a company may exclude a shareholder proposal if the proposal, if implemented, would cause the company to violate applicable state law. As a corporation incorporated in Wisconsin and subject to the Wisconsin Business Corporation Law ("WBCL"), Wisconsin Energy believes the Proposal may be properly omitted from the 2003 Proxy Materials because, if implemented, the proposal would cause Wisconsin Energy and its Board of Directors to violate Wisconsin law in several ways. First, the Proposal's voting requirement relating to amendments to provisions of Wisconsin Energy's articles of incorporation and bylaws that impose a greater than a majority of votes cast voting requirement is unlawful. Second, the Proposal is an unlawful restriction on the Board of Director's authority. Third, the Proposal, if implemented, would cause Wisconsin Energy's Board of Directors to violate their fiduciary duties to Wisconsin Energy and its shareholders.

1. **The Proposal may be excluded under Rule 14a-8(i)(2) because its voting requirements for amendments to provisions of Wisconsin Energy's articles of incorporation and bylaws that impose a greater than a majority of votes cast voting requirement violates Sections 180.0727 and 180.1021 of the WBCL.**

As set forth in the Wisconsin Counsel Opinion, the Proposal would violate Section 180.0727 and Section 180.1021 of the WBCL. Section 180.0727(1) of the WBCL allows a Wisconsin corporation to provide in its articles of incorporation, or in its bylaws if the articles of incorporation so authorize, for a greater voting requirement than is provided by the WBCL. Section 180.0727(2) of the WBCL provides that an "amendment to the articles of incorporation that adds, changes or deletes...a greater voting requirement must...be adopted by the same vote...required to take action under the...voting requirements then in effect." Similarly, Section 180.1021 of the WBCL provides that if the articles of incorporation so authorize, the shareholders of a Wisconsin corporation may adopt or amend a bylaw that fixes a greater voting requirement for shareholders than is provided by the WBCL. Section 180.1021(1) further provides that the "adoption or amendment of a bylaw that adds, changes or deletes a...greater voting requirement for shareholders must...be adopted by the same vote...required to take action under the...voting requirement then in effect."

Pursuant to this authority in the WBCL, Wisconsin Energy's articles of incorporation (i) contain certain provisions that can only be amended by the affirmative vote of at least 80% of the aggregate number of votes which the holders of the then outstanding shares of common stock and preferred stock are entitled to cast on the amendment and, if the shares of one or more classes or series are entitled under the articles of incorporation or otherwise by law to vote thereon as a class, the affirmative vote of at least 80% of the aggregate number of votes which the holders of the then outstanding shares of such one or more classes or series are entitled to cast on the amendment and (ii) provide that any other amendment to the articles of incorporation requires approval by at least a majority of such votes entitled to be cast thereon, i.e. a majority of the outstanding shares, not merely a majority of the votes cast by the shares present at the meeting. Wisconsin Energy's bylaws also contain certain provisions that can only be amended by the affirmative vote of at least 80% of the aggregate number of votes which the holders of the then outstanding shares of common stock and preferred stock, voting together as a class, are entitled to cast in an election of directors.

The Proposal is in direct conflict with these voting requirements. Paragraph 1(ii) of the Proposal provides that if the approval of a shareholder proposal relating to the amendment to Wisconsin Energy's articles of incorporation or bylaws would "require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against." Paragraph (1)(iii) then provides that if "the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments." As discussed above, under Wisconsin law and Wisconsin Energy's articles of incorporation and bylaws, no amendment to Wisconsin Energy's articles of incorporation can be adopted by a mere simple majority of the votes cast by the shares present at a shareholder meeting, and certain amendments to the articles of incorporation and bylaws require an 80% vote. Because the Proposal's voting requirement relating to these amendments violates Wisconsin law, Wisconsin Energy believes the Proposal may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(2).

2. The Proposal may be excluded under Rule 14a-8(i)(2) because it is an unlawful limitation on the authority of Wisconsin Energy's Board of Directors under Section 180.0801 of the WBCL.

As set forth in the Wisconsin Counsel Opinion, the Proposal would violate Section 180.0801(2) of the WBCL. Section 180.0801(2) of the WBCL provides that: "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." The WBCL recognizes only two exceptions to this mandate. First, the WBCL allows a statutory close corporation to operate without a board of directors if the corporation's articles of incorporation so provide. Wis. Stat. § 180.0801(1). Second, the WBCL allows any corporation to limit the powers of its board of directors in its articles of incorporation. Wis. Stat. § 180.0801(2).

Wisconsin Energy is not a statutory close corporation. Therefore, under Section 180.0801(2) of the WBCL any limitation on the authority of its Board of Directors must be contained in Wisconsin Energy's articles of incorporation. In requesting that the board of directors adopt a policy that "[a]t minimum" would require the Board of Directors to take specific actions following the approval of shareholder proposals, the Proposal is an invalid restriction of the powers of Wisconsin Energy's Board of Directors under Section 180.0801(2) of the WBCL. As an attempt to impose an invalid restriction on the authority of the Board of Directors under Wisconsin law, Wisconsin Energy believes the Proposal may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(2).

3. The Proposal may be excluded under Rule 14a-8(i)(2) because if implemented it would require members of Wisconsin Energy's Board of Directors to violate their fiduciary duties to Wisconsin Energy and its shareholders.

As set forth in the Wisconsin Counsel Opinion, the Proposal would require members of Wisconsin Energy's Board of Directors to violate their fiduciary duties to Wisconsin Energy and its shareholders. Wisconsin courts have long held that directors of a Wisconsin corporation act as trustees of the corporation's business and property and must administer the corporate affairs for the good and benefit of all shareholders and exercise their best care, skill and judgment for the management of the corporate business. "It is a well-established common law principle," Wisconsin courts have held, "that a corporate officer or director is under a fiduciary duty of individual loyalty, good faith and fair dealings in conducting corporate business." *Racine v. Weisflog*, 165 Wis. 2d 184, 190 (Wis. Ct. App. 1991). The policy to be adopted by the Board of Directors pursuant to the Proposal would force Board members to violate these fiduciary duties by requiring "[a]t minimum" that the Board of Directors take specific actions following shareholder approval of a proposal, even if the directors believe that such actions are not in the best interests of the shareholders or are not consistent with the directors' fiduciary duties under Wisconsin law. Because implementing the Proposal would require the Board of Directors of Wisconsin Energy to violate their fiduciary duties to Wisconsin Energy and its shareholders under Wisconsin law, Wisconsin Energy believes the Proposal may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(2).

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(1) Because It Is Not a Proper Subject For Shareholder Action under Wisconsin Law.

As discussed above and in the Wisconsin Counsel Opinion, implementing the Proposal would violate Wisconsin law. Because the Proposal would violate Wisconsin law if it were implemented, it is not a proper subject for action by Wisconsin Energy's shareholders at the 2003 Annual Meeting.

Accordingly, Wisconsin Energy believes the Proposal may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(1).

C. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(7) Because the Proposal Relates to Wisconsin Energy's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a company may exclude a shareholder proposal from its proxy statement where the proposal deals with a matter relating to the company's ordinary business. In Exchange Act Release No. 34-40018, the Commission stated that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors." The Staff has recognized that the manner in which a company responds to advisory shareholder proposals that are approved by the company's shareholders falls within the ordinary business operations of the company. *See Kroger Co.* (March 18, 2002, reconsideration denied April 22, 2002). In *Kroger*, the shareholder proposal at issue would have required Kroger Co. to establish a committee to discuss shareholder proposals that were approved by the shareholders but not adopted by the company. The Staff permitted Kroger Co. to exclude the shareholder proposal under Rule 14a-8(i)(7) because the proposal related to "communications with management on matters related to...ordinary business operations." By going well beyond the mere establishment of a committee as required by the *Kroger* shareholder proposal and seeking to dictate the precise manner in which Wisconsin Energy and its Board of Directors respond to shareholder proposals, the Proposal is an even greater intrusion into the ordinary business affairs of Wisconsin Energy. Accordingly, Wisconsin Energy believes that it should be permitted to exclude the Proposal under Rule 14a-8(i)(7).

III. Conclusion

For the reasons set forth above, Wisconsin Energy respectfully submits that it may properly omit the Proposal from its 2003 Proxy Materials. Should the Staff disagree with the conclusions regarding the omission of the Proposal, or should any additional information be desired in support of Wisconsin Energy's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and six copies of the Proposal and Wisconsin Counsel Opinion are enclosed, and a copy of such documents are being sent to the proponent. If you have any questions concerning the Proposal or this request, please call the undersigned.

Very truly yours,

Charles W. Mulaney, Jr.

Charles W. Mulaney, Jr.

cc: Kristine A. Rappe

Exhibit A

<u>Shareholder Proposal on Majority Votes</u>

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller, City of New York.

WHEREAS, in 2002, Congress, the SEC, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

WHEREAS, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

WHEREAS, we believe the reforms have not addressed a major concern of institutional investors—the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite being supported by increasing large majorities of the totals of shareholder votes cast for and against the proposals;

NOW, THEREFORE, BE IT RESOLVED: That the shareholders request the Board of Directors to adopt a policy that establishes a process and procedures for adopting shareholder proposals that are presented in the company's proxy statement, and are supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals, at an annual meeting of the company.

At minimum, the policy should require the Board of Directors to take the following actions:

(1) Following the official tabulation and certification of the votes, the Board of Directors will communicate directly with the proponents of such proposals to pursue constructive dialogue and agreement on the proposals. If no agreement is reached with the proponents, sixty days prior to the deadline set by the company for receiving shareholder proposals for the next annual meeting, the board will act on the proposals as follows:

(i) With respect to proposals on corporate governance reforms that would require amendments to the certificate of incorporation or bylaws, the board will propose such amendments, in the company's proxy statement, for the consideration and vote of the shareholders at the next annual meeting.

(ii) If approval of the amendments to the certificate of incorporation or bylaws require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against.

(iii) If the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments.

(iv) With respect to shareholder proposals that sought the Board's adoption of governance or social policy reforms that the Board can adopt without violating the company's certificate of incorporation or bylaws, the board will adopt such shareholder proposals before the next annual meeting of the company."

Exhibit B

Quarles & Brady LLP

411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497
Tel 414.277.5000
Fax 414.271.3552
www.quarles.com

Attorneys at Law in:
Phoenix and Tucson, Arizona
Naples and Boca Raton, Florida
Chicago, Illinois (Quarles & Brady LLC)
Milwaukee and Madison, Wisconsin

December 19, 2002

Wisconsin Energy Corporation
231 West Michigan Street
P.O. Box 2949
Milwaukee, Wisconsin 53201

Ladies and Gentlemen:

You have requested our opinion as to whether a stockholder proposal (the "Proposal") submitted to Wisconsin Energy Corporation, a Wisconsin corporation (the "Company"), by William C. Thompson, Jr., investment advisor and trustee, on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Teachers' Retirement System (collectively, the "Proponent"), may be omitted from the Company's proxy statement and form of proxy for its 2003 annual meeting (the "Annual Meeting") of stockholders (the "Proxy Materials") pursuant to Rule 14a-8(i)(1) and Rule 14a-8(i)(2) under the Securities Exchange Act of 1934, as amended, or either of them.

In connection with your request for our opinion, you have furnished to us, and we have reviewed, copies of the Proponent's letter to the Company setting forth its proposal and such other documents as we deemed necessary. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

The Proponent has submitted a stockholder proposal that requests the Board of Directors of the Company to adopt a policy that would establish procedures for adopting shareholder proposals that have been approved at meetings of the stockholders of the Company. The Proposal contains the following resolution to be adopted by shareholders of the Company:

> "That the shareholders request the Board of Directors to adopt a policy that establishes a process and procedures for adopting shareholder proposals that are presented in the company's proxy statement, and are supported by more than fifty percent of the combined totals of shares voted FOR and AGAINST such proposals, at an annual meeting of the company.

At minimum, the policy should require the Board of Directors to take the following actions:

(1) Following the official tabulation and certification of the votes, the Board of Directors will communicate directly with the proponents of such proposals to pursue constructive dialogue and agreement on the proposals. If no agreement is reached with the proponents, sixty days prior to the deadline set by the company for receiving shareholder proposals for the next annual meeting, the board will act on the proposals as follows:

(i) With respect to proposals on corporate governance reforms that would require amendments to the certificate of incorporation or bylaws, the board will propose such amendments, in the company's proxy statement, for the consideration and vote of the shareholders at the next annual meeting.

(ii) If approval of the amendments to the certificate of incorporation or bylaws require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against.

(iii) If the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments.

(iv) With respect to shareholder proposals that sought the Board's adoption of governance or social policy reforms that the Board can adopt without violating the company's certificate of incorporation or bylaws, the board will adopt such shareholder proposals before the next annual meeting of the company."

Members of our firm are admitted to the bar of the State of Wisconsin, and we do not express any opinion as to the laws of any other jurisdiction, except the laws of the United States of America to the extent referred to specifically herein.

Reasons for Omission of the Proposal

There are three separate reasons that the Proposal is objectionable, any one of which would permit the Proposal to be omitted from the Proxy Materials under Rule 14a-8(i)(1), which allows the Company to exclude from the Proxy Materials a proposal that is not a proper subject for action by shareholders under Wisconsin law, or Rule 14a-8(i)(2), which allows the Company to exclude from the Proxy Materials a proposal that would, if implemented, cause the Company to violate any state, federal, or foreign law to which it is subject.

1. Omission of the Proposal Based on its Violation of the Wisconsin Business Corporation Law

In our opinion, the Proposal would require the Board of Directors of the Company to adopt amendments to the Company's Articles of Incorporation or Bylaws in violation of the procedures set forth in the Wisconsin Business Corporation Law (the "WBCL"). Specifically, the Proposal is unlawful because the voting requirement in paragraph 1(iii) of the Proposal is contrary to Sections 180.0727 and 180.1021 of the WBCL. Since the Proposal, if implemented, would contain improper amendment procedures that would violate the WBCL, the Proposal should be omitted from the Proxy Materials under Rule 14a-8(i)(2). In addition, because the Proposal would violate the WBCL if it were implemented, it is not a proper subject for action by the Company's shareholders at the Annual Meeting and, accordingly, it should also be omitted from the Proxy Materials under Rule 14a-8(i)(1).

a. The Proposal Would Violate Section 180.0727 of the WBCL as Implemented in the Company's Articles of Incorporation

The Proposal would violate Section 180.0727 of the WBCL. Section 180.0727 of the WBCL allows a Wisconsin corporation to provide in its articles of incorporation, or in its bylaws if the articles of incorporation so authorize, for a greater or lower quorum requirement or a greater voting requirement for shareholders or voting groups of shareholders than is provided by the WBCL. Wis. Stat. § 180.0727(1). Section 180.0727(2) of the WBCL provides that: "An amendment to the articles of incorporation that adds, changes or deletes a greater or lower quorum requirement or a greater voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect."

Pursuant to this authority in the WBCL, Article VII of the Company's Restated Articles of Incorporation, as amended and restated effective June 14, 1995 following shareholder approval at the Company's 1995 annual meeting of stockholders (the "Articles of Incorporation"), provides that any amendment to the provisions set forth in Sections C and D(1) of Article III of the Company's Articles of Incorporation (dealing with the issuance of preferred stock and the Company's repurchase of its common stock under certain circumstances), the amendment provisions in Article VII itself, and any amendment rendering inapplicable to the Company Sections 180.1130 through 180.1134 of the WBCL (constituting certain anti-takeover provisions) shall require shareholder approval by the vote specified in Article VII. The requisite vote for amendments to those provisions is the affirmative vote of at least 80% of the aggregate number of votes which the holders of the then outstanding shares of common stock and preferred stock are entitled to cast on the amendment and, if the shares of one or more classes or series are entitled under the Articles of Incorporation or otherwise by law to vote thereon as a class, the affirmative vote of at least 80% of the aggregate number of votes which the holders of the then outstanding shares of such one or more classes or series are entitled to cast on the amendment; Article VII provides that any other amendment to the Articles of Incorporation requires approval by at least a majority of such votes entitled to be cast thereon.

In addition, Article III.D(3) of the Company's Articles of Incorporation, as allowed by Section 180.0727 of the WBCL, provides that the Bylaws of the Company may require a greater shareholder vote than otherwise would be required by law or the Articles of Incorporation for certain actions. Section 11.04 of the Company's Bylaws, in turn, adopts an 80% shareholder vote requirement for the amendment of certain provisions of the Company's Bylaws, as discussed below. Article III.D(3) was added to the Articles of Incorporation by the amendment and restatement approved by the stockholders at the 1995 annual meeting.

If the Company received a future shareholder proposal that required an amendment to any of the provisions of the Company's Articles of Incorporation, the Proposal would require the Company to amend such provisions if the amendment received a mere majority of the votes cast thereon, a consequence directly in violation of the WBCL and the Company's Articles of Incorporation. Specifically, paragraph (1)(ii) of the Proposal provides that if the approval of a shareholder proposal's amendment to the Company's Articles of Incorporation would "require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against." Paragraph (1)(iii) then provides that, if "the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments."

This approval procedure flies directly in the face of Section 180.0727 of the WBCL. Pursuant to Section 180.0727 of the WBCL and Article VII of the Company's Articles of Incorporation, as described above, amendments to certain provisions of the Company's Articles of Incorporation, including the amendment provision itself, require approval by the affirmative vote of at least 80% of the number of votes which the holders of the then outstanding shares are entitled to cast thereon, and other amendments require approval by at least a majority of the votes entitled to be cast thereon by such outstanding shares, so any amendment requires approval by more than a mere majority of the votes cast thereon. The Proposal, if implemented, would require the Board of Directors to amend the provisions of the Company's Articles of Incorporation upon the affirmative vote of a mere majority of the votes cast, in violation of the voting requirements for amendments contained in the Articles of Incorporation and authorized by the WBCL.

Because the Proposal is in violation of Section 180.0727 of the WBCL, as implemented by Article VII of the Company's Articles of Incorporation, it is proper for the Company to exclude the Proposal from its Proxy Materials under Rules 14a-8(i)(1) and (2).

b. <u>The Proposal Would Violate Section 180.1021 of the WBCL as Implemented in the Company's Bylaws</u>

The Proposal would also violate Section 180.1021 of the WBCL. Section 180.1021 of the WBCL provides that if the articles of incorporation so authorize, the shareholders of a Wisconsin corporation may adopt or amend a bylaw that fixes a greater or lower quorum requirement or a greater voting requirement for shareholders or voting groups of shareholders than is provided by the WBCL. Wis. Stat. § 180.1021(1). Section 180.1021(1) further provides that the "adoption or amendment of a bylaw that adds, changes or deletes a greater or lower quorum requirement or a greater voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect." A bylaw that fixes a greater or lower quorum requirement or a greater voting requirement for shareholders may not be adopted, amended or repealed by the board of directors. Wis. Stat. § 180.1021(2).

As discussed more completely in Paragraph 1.a above, in accordance with Sections 180.0727(1) and 180.1021(1), Article III.D(3) of the Company's Articles of Incorporation provides that the Bylaws of the Company may require a greater shareholder vote than otherwise would be required by law or the Articles of Incorporation for certain actions (including (a) removal of a director from office; and (b) amending provisions of the Bylaws relating to or in connection with taking action by the unanimous consent of stockholders without a meeting; the number, term, qualification, classification and election of directors; the removal of a director from office; notice for Board of Directors' meetings; indemnification of officers, directors and other persons by the Company; or bylaw amendments. Section 11.04 of the Company's Bylaws provides that the provisions of the Bylaws relating to these matters, and Section 11.04 itself, may be amended only by the affirmative vote of at least 80% of the aggregate number of votes which the holders of the then outstanding shares of common stock and preferred stock, voting together as a class, are entitled to cast in an election of directors.

If the Company received a future shareholder proposal that required an amendment to any of the provisions of the Company's Bylaws that would require an 80% shareholder vote, the Proposal would require the Company to amend such provisions if the amendment received a mere majority of the votes cast thereon, a consequence directly in violation of the WBCL and the Company's Articles of Incorporation and Bylaws. Specifically, paragraph (1)(ii) of the Proposal provides that if the approval of a shareholder proposal's amendment to the Company's Bylaws would "require more than a simple majority vote, the board of directors will propose, for the consideration and vote of the shareholders, amendments lowering the required vote thresholds to a simple majority of the votes cast for and against." Paragraph (1)(iii) then provides that, if "the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments."

This approval procedure conflicts with Section 180.1021 of the WBCL. Pursuant to Section 180.1021 of the WBCL, Article III.D(3) of the Company's Articles of Incorporation and Section 11.04 of the Company's Bylaws, any amendment to any provision of the Company's Bylaws that would require an 80% vote, or an amendment to the 80% vote amendment provision itself, must be adopted by the existing 80% shareholder vote requirement. The Proposal, if implemented, would require the Board of Directors to amend the 80% shareholder vote provisions of the Company's Bylaws upon the affirmative vote of a mere majority of the votes cast, in violation of the voting requirements for amendments contained in the Bylaws and authorized by the Articles of Incorporation and the WBCL.

Because the Proposal is in violation of Section 180.1021 of the WBCL, as implemented by Article III.D(3) of the Company's Articles of Incorporation and Section 11.04 of its Bylaws, it is proper for the Company to exclude the Proposal from its Proxy Materials under Rules 14a-8(i)(1) and (2).

2. Omission of the Proposal Based on its Unlawful Limitation on the Board's Authority

In our opinion, the effect of the Proposal is to improperly limit the Board of Directors' discretion regarding the handling of proposals approved by the shareholders. This limitation runs afoul of Section 180.0801(2) of the WBCL, which governs the Board's authority to manage the business and affairs of the Company. Because the Proposal, if implemented, would violate the WBCL due to its limitation on the Board's authority, the Proposal should be omitted from the Proxy Materials under Rule 14a-8(i)(2). In addition, because the Proposal would violate the WBCL if it were implemented, it is not a proper subject for action by the Company's shareholders at the Annual Meeting and accordingly, it should also be omitted from the Proxy Materials under Rule 14a-8(i)(1).

The Proposal would violate Section 180.0801(2) of the WBCL. Section 180.0801(2) of the WBCL provides as follows:

> "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation."

The WBCL recognizes only two exceptions to this mandate. First, the WBCL allows a statutory close corporation to operate without a board of directors if the corporation's articles of incorporation so provide. Wis. Stat. § 180.0801(1). Second, the WBCL allows any corporation to limit the powers of its board of directors in its articles of incorporation. Wis. Stat. § 180.0801(2). The Company is not a statutory close corporation, nor do its Articles of Incorporation limit the powers of the Company's Board of Directors to manage the affairs of the Company. In fact, Article V of the Articles of Incorporation explicitly states that the business and affairs of the Company shall be managed by its Board of Directors (except as otherwise provided in the "Emergency" provisions of Article V, after the occurrence and during the continuance of any catastrophic event that prevents a quorum of the Board of Directors from being readily assembled, in which case the business and affairs of the Company shall be managed by an interim Board of Directors as provided therein).

Wisconsin courts have held that when powers are vested in the board of directors of a Wisconsin corporation, shareholders cannot exercise those powers, and their prerogatives are limited to participation in the election of directors. Miller v. Bristol-Myers Co., 468 N.W.2d 744, 748 (Wis. Ct. App. 1991), *aff'd*, 485 N.W.2d 31 (Wis. 1992) (citing Love v. Flower Mills of America, 647 F.2d 1058, 1063 (10 Cir. 1981)).

The Securities and Exchange Commission, likewise, has interpreted managerial freedom under state law to include substantial discretionary power. In Release No. 34-12999 (November 22, 1976), the Commission discussed the broad discretionary powers of directors.

> "[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute."

Contrary to Wisconsin law and the Commission's statement regarding managerial freedom under state law, the Proposal would usurp the plenary power of the Board of Directors to manage the affairs of the Company and force the Board to take certain actions following the approval of any shareholder proposal. Specifically, the Proposal provides that "[a]t minimum," the policy to be adopted by the Board "should require the Board of Directors" to take specific actions following the approval of shareholder proposals. As such, the Proposal would supplant the Board of Directors as the decision-making party with respect to the handling of approved shareholder proposals, a consequence in conflict with the plenary power given to the Board of Directors by Section 180.0801(2) of the WBCL.

This interpretation of Wisconsin law is supported by comparable interpretations of Delaware law. Wisconsin courts tend to refer to Delaware precedent in resolving questions of Wisconsin corporate law such as those presented here. Amanda Acquisition Corp. v. Universal Foods Corp., 708 F. Supp. 984, 1008 (E.D. Wis. 1989), aff'd, 877 F.2d 496 (7th Cir. 1989), *cert. denied* 493 U.S. 955 (1989). The Delaware Supreme Court has held that a "basic principle of the General Corporation Law of the State of Delaware is that directors, rather than stockholders, manage the business and affairs of the corporation." Spiegel v. Buntrock, 571 A.2d 767, 772-73 (1990); Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980) (discussing "the well settled and salutary doctrine of corporate law that the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation"), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (1981). Similar to Wisconsin law, Delaware law forbids "any substantial limitation on a director's discretion in acting on behalf of the corporation . . . ." USA Soccer Properties, Inc.

v. Aegis Group PLC, 1992 WL 196795, at *8 (S.D.N.Y. Aug. 4, 1992) (interpreting Delaware law). In Chapin v. Benwood Found. No. 91 Civ. 360 , the court held that agreements that have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters are invalid; 402 A.2d 1205, 1211 (Del. Ch. 1979) see also Quickturn Design Systems, Inc., v. Howard Shapiro, 721 A 2. 2d 1281, 1292, (Del. 34, 51 (1994), 1998) (quoting Paramount Communications, Inc. v. QVC Network, Inc., 637 A. 2d at 51) ("[t]o the extent that a contract, or a provision thereof, purports to require a board to act *or not act* in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable").

Because the Proposal would limit the ability of the Board to manage the business and affairs of the Company by restricting the Board's ability to decide how to respond to approved shareholder proposals, the Proposal would constitute an invalid restriction of the powers of the Board under Section 180.0801(2) of the WBCL. As such, the Proposal should be omitted from the Proxy Materials under Rules 14a-8(i)(1) and (2).

3. Omission of the Proposal Based on Its Violation of Fiduciary Duties

In addition to the Proposal being invalid due to violation of the WBCL and its unlawful limitation on the authority of the Board as discussed above, the Proposal also is unlawful as it would require, if adopted, members of the Board of Directors to violate their fiduciary duties to the Company and its shareholders.

Wisconsin courts have long held that directors of a Wisconsin corporation act as trustees of the corporation's business and property and must administer the corporate affairs for the good and benefit of all shareholders and exercise their best care, skill and judgment for the management of the corporate business. "It is a well-established common law principle," Wisconsin courts have held, "that a corporate officer or director is under a fiduciary duty of individual loyalty, good faith and fair dealings in conducting corporate business." Racine v. Weisflog, 165 Wis. 2d 184, 190 (Wis. Ct. App. 1991).

The policy to be adopted by the Board of Directors pursuant to the Proposal would force the Board members to violate these fiduciary duties. Specifically, the Proposal would, "[a]t minimum," require the Board of Directors to take specific actions following shareholder approval of a proposal, regardless of whether the directors think such actions are in the best interests of the shareholders or consistent with the directors' fiduciary duties under Wisconsin law.

Consequently, the Proposal, if implemented, would violate Wisconsin law and thus, it should be omitted under Rule 14a-8(i)(2). In addition, because the Proposal would violate Wisconsin law if it were implemented, it is not a proper subject for action by the Company's shareholders at the Annual Meeting and accordingly, it should also be omitted from the Proxy Materials under Rule 14a-8(i)(1).

Based upon and subject to the foregoing, in our opinion, the Proposal should be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(1), which permits a registrant to omit from its proxy material any proposal which "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization," and pursuant to Rule 14a-8(i)(2), which permits a registrant to omit from its proxy materials any proposal which "would, if implemented, cause the company to violate any state . . . law to which it is subject."

This opinion is furnished to you solely for your benefit to be used in support of your no-action request to the Securities and Exchange Commission with respect to the Proposal and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission.

Very truly yours,

Quarles & Brady LLP

QUARLES & BRADY LLP

Exhibit A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-4531
Fascimile: (212) 815-8522
jtheoba@comptroller.nyc.gov

January 2, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wisconsin Energy Corporation; Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 20, 2002 letter sent to the Securities and Exchange Commission (the "Commission") by Skadden, Arps, Slate, Meagher and Flom (Illinois) on behalf of Wisconsin Energy Corporation ("Wisconsin Energy" or the "Company"). In that letter, Wisconsin Energy contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy (the "Proxy Materials").

Wisconsin Energy argues that the Proposal may be omitted under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). I have reviewed the Proposal, as well as the December 20, 2002 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from Wisconsin Energy's 2003 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that Wisconsin Energy seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses discuss the corporate governance reforms implemented in 2002 by Congress, the Commission, and the stock exchanges. The whereas clauses go on to state, that these reforms, while a step in the right direction, do not address "the continuing failure of numerous boards of directors to adopt shareholder proposals on important

corporate governance reforms" (emphasis added) that are supported by a majority of the votes cast for and against a proposal (a "Majority Vote Proposal"). The resolve clause of the Proposal requests that the Company adopt a policy that establishes a process and procedures for adopting Majority Vote Proposals. The Proposal outlines a requested set of procedures that the Board of Directors follow in connection with such Majority Vote Proposals.

II. The Company's Opposition and the Funds' Response

Wisconsin Energy is requesting that the Division of Corporation Finance (the "Division") not recommend enforcement action to the Commission if the Company omits the Proposal under Rule 14a-8(i)(1) ("Improper under state law"); Rule 14a-8(i)(2) ("Violation of law"); and Rule 14a-8(i)(7) ("Management functions"). Pursuant to Rule 14a-8(g), Wisconsin Energy bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal, If Implemented, Would Not Cause Wisconsin Energy and Its Board of Directors to Violate Wisconsin Law. Accordingly, It May Not Be Omitted Under Rule 14a-8(i)(2).

1. The Proposal does not prescribe voting requirements that violate the Company's charter or its bylaws.

Wisconsin Energy argues at length that the Proposal would violate Wisconsin law if implemented because, according to the Company, the Proposal would require that the Company adopt amendments to its charter and bylaw provisions with less than the vote required to amend such provisions then in effect. According to the Company, Wisconsin law provides that where a company's charter or bylaws contain provisions that fix a greater voting requirement for shareholders than that required under the Wisconsin Business Corporation Law (the "WBCL"), changes to such voting requirements can only be effected with the same heightened vote requirement. Since the Company's charter and/or bylaws require approval by a majority of the shares entitled to vote, or in some instances, 80% of the aggregate number of outstanding shares entitled to vote in order to be amended, the Proposal, according the Company, would violate Wisconsin law because it calls for the Company to (1) recommend to the shareholders that the shareholders approve a lower voting requirement with respect to charter and bylaw amendments for which the charter and bylaws would require more than a simple majority vote and (2) adopt amendments if supported by a majority of the shares voted for and against such amendments.

The Company mistakenly interprets the procedures recommended by the Proposal as requiring that the Company adopt amendments to lower vote requirements upon approval by a majority of the votes cast on a proposal to lower the vote requirement. The Proposal does not in any way suggest that where a proposal would require a majority of the shares entitled to vote or a supermajority vote under the Company's charter or

bylaws, the *proposal itself* be adopted if supported by a simple majority vote. Rather, the Proposal, specifically paragraph 1(iii), generally provides that "[i]f the amendments, as presented by the Board, are supported by more than fifty percent of the combined totals of the shares voted FOR and AGAINST, the Board, at that annual meeting, will adopt the amendments." In other words, paragraph 1(iii) speaks to the lowered voting threshold that has been presented to and approved by the shareholders as provided in paragraph 1(ii) of the Proposal, *by whatever vote is required under the Company's charter or bylaws*. Paragraph 1(iii) merely provides that when a voting threshold has been lowered, in a manner consistent with the Company's charter and bylaws, the subsequent substantive amendments satisfying the lowered threshold be acted on. There is nothing in the Proposal supporting the conclusion that the Proposal would require that provisions in the Company's charter and/or bylaws be amended by less than a vote then required to effect such amendment. Accordingly, as the Proposal does not advocate that the Company violate voting requirements prescribed by the Company's charter and bylaws (and consequently, the WBCL) the Company's reliance on Rule 14a-8(i)(2) in this regard is inapposite.[1]

2. The Proposal is not an unlawful limitation on the authority of the Company's Board of Directors

The Company focuses on language in the Proposal that states: "[a]t a minimum, the policy should require the Board of Directors to take the following actions." The WBCL, according to the Company, reserves to the board of directors the authority to manage the business affairs of the corporation, subject to any limitation set forth in the articles of incorporation. The Company argues that the Proposal is a limitation on the authority of its Board of Directors in that it would require the Board of Directors to take specific actions in respect of Majority Vote Proposals. The Proposal, in outlining a requested set of procedures that the Board of Directors follow in connection with such Majority Vote Proposals, does not unlawfully impinge upon the authority of the Board of Directors. As the Proposal itself is not binding, if adopted and implemented by the Board of Directors, it would constitute a policy adopted by the Board of Directors in its sole discretion. In *The Boeing Company* (February 6, 2001), the Division rejected the exclusion of a proposal seeking the reinstatement of simple majority voting on all matters submitted to a shareholder vote. In *Boeing*, the company similarly argued that the proposal ignored the exclusive statutory domain of the board of directors. The Division concluded that the company could not omit the proposal under Rule 14a-8(i)(2).

---

[1] The opinion of the Company's Wisconsin counsel that the Proposal violates Wisconsin law was similarly predicated on a mistaken interpretation of paragraph 1(iii) of the Proposal. "Specifically, the Proposal is unlawful because *the voting requirement in paragraph 1(iii) of the Proposal* is contrary to Sections 180.0727 and 180.1021 of the WBCL. Since the Proposal, if implemented, would contain improper amendment procedures that would violate the WBCL, the Proposal should be omitted from the Proxy Materials under Rule 14a-8(i)(2)." Quarles & Brady LLP letter dated December 19, 2002, (emphasis added). Since the Wisconsin law opinion is based entirely on a misreading of the Proposal, its conclusion that the Proposal violates Wisconsin law is without weight.

3. The Proposal, if implemented, would not require the Company's Board of Directors to violate their fiduciary duties.

According to the Company, the Proposal would require that the Board of Directors take specific actions following shareholder approval of a proposal, "even if the directors believe that such actions are not in the best interests of the shareholders or are not consistent with the directors' fiduciary duties under Wisconsin law." (December 20, 2002 letter). If implemented, the Proposal would not require a wholesale abdication of the board's fiduciary duties as the Company proposes. Such a conclusion presupposes that future Majority Vote Proposals would be exempt from the federal proxy rules and the shareholder proposal process. To the extent that a proposal receives the support of a majority of the votes cast for and against a proposal at an annual meeting of the Company, and hence is a Majority Vote Proposal that the Board of Directors would act on pursuant to the policy, the Company would have already had an opportunity to challenge the proposal (as it has the opportunity to challenge each proposal submitted by a shareholder before it gets included in the Company's proxy statement) on the grounds that the *specific* proposal, if implemented by the Board of Directors, would result in a violation of the fiduciary duties of the Board of Directors. In addition, under the proxy rules, if a proposal is ultimately included in its proxy materials, the Company would have the opportunity to include its reasons as to why shareholders should vote against the proposal. It is therefore unnecessary and premature to speculate at this juncture whether a proposal submitted in the future *might* cause the Board of Directors to violate its fiduciary duties.

B. The Proposal Is A Proper Subject For Action By Shareholders Under Wisconsin Law Because It Does Not Violate Wisconsin Law

The Company argues that since the Proposal would violate Wisconsin law if implemented, the Proposal is not a proper subject for action by shareholders. However, as discussed above, since the Company's arguments that the Proposal would violate Wisconsin law if implemented fail, its derivative argument that the Proposal is not a proper subject for action by shareholders also fails.

C. The Proposal May Not Be Omitted Pursuant To Rule 14a-8(i)(7) Because The Proposal Does Not Relate To Wisconsin Energy's Ordinary Business Operations.

The Company maintains that the Division "has recognized that the manner in which a company responds to advisory shareholder proposals that are approved by the company's shareholders falls within the ordinary business operations of the company" (December 20, 2002 letter) and cites *The Kroger Co.* (March 18, 2002, reconsideration denied April 22, 2002) in support of its contention. In *Kroger*, the proposal at issue called for the amendment of Kroger's bylaws to provide for the creation of a shareholder committee to communicate with the board regarding (1) shareholder proposals that receive a majority of the votes cast, but are not acted upon by the board, "*and [(2)] other issues of interest to the members of the Committee.*" (emphasis added). The Division

agreed that Kroger could exclude the proposal under Rule 14a-8(i)(7) "as relating to its ordinary business operations (i.e., communications with management on matters related to Kroger's ordinary business operations)."

The Company goes on to argue that the Proposal, in seeking to recommend a process that the Board of Directors follow in addressing Majority Vote Proposals, goes even further than *Kroger* and should therefore be similarly excluded. However, the Company fails to note a significant distinction. In *Kroger,* the purpose of the shareholder committee was not solely to address Majority Vote Proposals. Importantly, the purpose of the committee was also to communicate with the Kroger board on *other issues of interest to the members* of the shareholder committee. In its letter to the Division, it was the "other issues of interest" that Kroger argued related to its ordinary business operations. In fact, Kroger acknowledged that portions of the proposal "may fall outside of the scope of ordinary business operations." The only other stated purpose of the committee requested by the proposal was to deal with the majority vote issue. Hence, it stands to reason that it was the majority vote issue that Kroger acknowledged might fall outside the scope of its ordinary business operations. As Kroger limited the basis for its exclusion under the ordinary business operations exception to the "other issues of interest to the members" component of the proposal, *Kroger* should not be cited for the proposition that the manner in which a company responds to Majority Vote Proposals relates to ordinary business operations.

In *The Goldman Sachs Group* (January 15, 2002), the Division noted that a proposal requesting that the board of directors adopt, implement and enforce a code of conduct governing the independence of the Goldman's securities analysts (which included specific minimum requirements) could not be omitted in light of "the widespread public debate" on the issue as well as the "increasing recognition that this issue raises significant policy issues." Similarly, in light of the historic corporate governance reforms implemented this year, it is inappropriate to argue that a proposal aimed at improving corporate accountability to shareholders on corporate governance and social policy issues relates to "matters that are mundane in nature and do not involve any substantial policy or other considerations." Exchange Act Release No. 34-12999 (November 22, 1976). In proposing new rules regarding proxy voting by mutual funds earlier this year, the Commission noted generally that "[r]ecent corporate scandals have created renewed investor interest in issues of corporate governance and have underscored the need for . . . institutional investors to play a more active role in corporate governance." Exchange Act Release No. 34-46518. As the Proposal itself states, it is designed to ensure that "shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them" are adequately addressed. Accordingly, the Proposal transcends the ordinary business operations of the Company and should not be excluded under Rule 14a-8(i)(7).

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that Wisconsin

Energy's request for "no-action" relief be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above or Richard Simon of this office at 212-669-7775.

Thank you for your consideration.

Very truly yours,

Joyce A. Theobalds
Associate General Counsel

cc: Charles W. Mulaney, Jr.
Kristine A. Rappe

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wisconsin Energy Corporation
Incoming letter dated December 20, 2002

The proposal requests the board of directors to adopt a policy that would establish specific procedures for adopting shareholder proposals that are supported by more than fifty percent of the shares voted for and against such proposals.

There appears to be some basis for your view that Wisconsin Energy may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel implementation of the proposal would cause Wisconsin Energy to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Wisconsin Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Wisconsin Energy relies.

Sincerely,

Jennifer R. Bowes
Attorney-Advisor